UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 03, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X          Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                  No X
Enclosure:   ANGLOGOLD ASHANTI SUSTAINABILITY REPORT FOR THE YEAR
ENDED DECEMBER 31, 2013

ANNUAL
SUSTAINABILITY
REPORT
2013

GUIDE TO REPORTING
For ease of use, a detailed guide to using our reports
may be found on the inside back cover of this report,
with a ﬂap that may be opened while reading the
report. For terminology used, please refer to the
glossary of terms on page 75.
FOR NOTING:
The following key parameters should be noted in
respect of our reports:
•
Production is expressed on an attributable basis
unless otherwise indicated.
•
The average workforce, including employees and
contractors, is reported for AngloGold Ashanti, its
subsidiaries and its joint ventures (JVs). The JVs are
reported on an attributable basis.
•
Unless otherwise stated, $ or dollar refers to US
dollars throughout this suite of reports.
•
Locations on maps are for indication purposes only.
•
Group and company are used interchangeably.
•
Where historical data has been restated, this is noted
where applicable.
•
To improve the integration of our reporting, from
2014 there will no longer be a separately printed
report for sustainability. All ﬁnancial and non-
ﬁnancial information will be presented in our Annual
Integrated Report. Our commitment to sustainability
compliance with various external initiatives will
continue to be reported online.
Our group-level Sustainability Report is
published annually, with the previous
report having been published in April
2013. This report should be read in
conjunction with our Annual Integrated
Report 2013 and our Online Sustainability
Report for the year ended 31 December
2013. The latter contains certain detailed
sustainability information and data and
may be found at www.aga-reports.com
– as indicated in this document.

Forward-looking statements
Certain statements contained in this document, other than
statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and
completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or
regulatory proceedings or environmental, health and safety
issues, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and ﬁnancial
condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these
forward-looking statements. Although AngloGold Ashanti
believes that the expectations reﬂected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government
actions, including environmental approvals and requirements,
ﬂuctuations in gold prices and exchange rates, the outcome
of pending or future litigation proceedings, and business and operational risk management.
For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti’s prospectus dated 17 July 2012 that was ﬁled with the United States SEC on 26 July 2013 and to our annual reports on Form 20-F and any prospectus supplement ﬁled with the United States SEC subsequent to the date of this report.
These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reﬂect events or circumstances after the date of this Integrated Report or to reﬂect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-
looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualiﬁed by the cautionary statements herein. This communication may contain certain “Non-GAAP”
ﬁnancial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP ﬁnancial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash ﬂow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures
other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors & media” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about
AngloGold Ashanti.

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
OUR
VISION, MISSION AND VALUES
VISION
TO BE THE LEADING MINING COMPANY
EXPLORING
MINING
MARKETING
OUR
MISSION
ANNUAL SUSTAINABILITY REPORT 2013

Safety is our ﬁrst value.
We place people ﬁrst and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment
... to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people’s dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving beneﬁt from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and undertake to
deliver on our commitments.
We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.
The communities and societies in which we operate will
be better off for AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneﬁcial partnerships in the communities in which we operate.
We aim to leave host communities with a sustainable future.
We respect the environment.
We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efﬁciency and make efﬁcient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.
OUR
VALUES

OUR VISION, MISSION AND VALUES

CONTENTS
SECTION ONE
P4-23
WHO WE ARE AND
WHAT WE DO
5
Our approach to reporting
and assurance
6
Corporate proﬁle
and structure
8
Gold mining process
10
Snapshot of performance
12
Our stakeholders
15
Letter from our
CEO, Srinivasan
Venkatakrishnan
17
Aligning our business and
sustainability strategies
20
Our sustainability
review panel
22
Our approach to risk
management and
identifying our material
issues
SECTION TWO
P24-55
REVIEWING OUR
PERFORMANCE AND
OBJECTIVES
26
Material issue 1: Ensuring
safety and security of
people (employees,
contractors, and
communities)
30
Material issue 2:
Managing and meeting
internal and external
stakeholder expectations
44
Material issue 3:
Competing for resources
and infrastructure
SECTION TWO CONT
P56-74
REVIEWING OUR
PERFORMANCE AND
OBJECTIVES CONT
56
Material issue 4: Social,
environmental and health
legacy issues
66
Material issue 5:
Responsible gold
71
Material issue 6:
Achieving business
sustainability
SECTION THREE
P75-77
OTHER INFORMATION
75
Abridged glossary
of terms
77
Guide to using our reports
IBC
Administration and
contact details
GOLD EXPLORATION, MINING
AND MARKETING COMPANIES
ONE OF THE
WORLD’S
FOREMOST
ANNUAL SUSTAINABILITY REPORT 2013

See the guide to using our reports
on the inside back cover and ﬂap.
!
Guide to using our reports
MATERIAL ISSUE 6
Achieving business sustainability
71
Developing and implementing
technology and increasing
mechanisation
73
Addressing global and local skills
MATERIAL ISSUE 2
Managing and meeting internal and
external stakeholder expectations
30
For employees – wages, beneﬁts,
and jobs (ensuring industrial
relations peace and stability)
34
For communities – demonstrating
shared value and delivering
on commitments
39
For governments – utilisation
of assets, delivering beneﬁts
and understanding resource
nationalism
41
For suppliers – understanding and
monitoring the conduct and impact
of our supply chain
MATERIAL ISSUE 1
Ensuring safety and security of
people (employees, contractors,
and communities)
26
Eliminating safety incidents at work
28
Doing no harm to people, while
protecting our people and facilities
MATERIAL ISSUE 3
Competing for resources and
infrastructure
44
Access to and security of
affordable energy, and
climate change
47
Access to and security of
affordable water
49
Land management, biodiversity
and planning for mine closure
53
Activities related to artisanal and
small-scale mining
MATERIAL ISSUE 4
Social, environmental and
health legacy issues
56
Occupational lung disease,
especially in South Africa
59
Social and environmental
considerations
at Obuasi, Ghana
62
Deep-level groundwater
contamination and water pumping
obligations in South Africa
62
Migrant labour, housing and
accommodation in South Africa
64
Resettlement issues in Tanzania
and Ghana
MATERIAL ISSUE 5
Responsible gold
66
Responsible gold initiatives
69
Meeting our obligation to respect
human rights
SECTION THREE
SECTION TWO
SECTION ONE

CONTENTS

WHO WE ARE
AND WHAT
WE DO
SECTION ONE
P4-23
This section provides insight into
AngloGold Ashanti. We provide a
snapshot of sustainability performance
during 2013; share our processes for
stakeholder engagement; and
discuss some of the issues that
have arisen during the year.
This section also includes a review by
our CEO, Srinivasan Venkatakrishnan.
Finally, we describe our business model
and how we align our sustainability
strategy with our business strategy.
ANNUAL SUSTAINABILITY REPORT 2013

COMPILATION OF THIS REPORT
This report provides insight into our approach to sustainability, and objectives, strategy and performance. This group-level
report focuses on those material sustainability issues that
we have determined to be most important to us and to our
stakeholders. In determining these material issues we have
taken into consideration the guidance in respect of materiality provided by the International Integrated Reporting Council, of
which AngloGold Ashanti is a pilot member, and of the Global
Reporting Initiative’s (GRI) G4 guidelines, as well as the AA1000
Stakeholder Engagement Standard.
This report has largely been prepared in accordance with the
GRI’s G4 guidelines. The GRI launched its G4 sustainability
reporting guidelines in May 2013. The International Council on
Mining and Metals (ICMM), of which AngloGold Ashanti is a
member, has indicated its adoption of G4 and, speciﬁcally, a
‘core’ level of reporting by its members by 2015.
G4 places greater emphasis on the importance of materiality and improves the level of harmonisation with other reporting standards.
We recognise that certain reporting elements will need to be further developed in coming years. In certain instances, the business is not yet in a position to report fully against the G4 indicators and where this applies, an explanation has been provided in the GRI content index found at www.aga-reports.com/13/os.
As members of or signatories to the ICMM, the principles of the
United Nations Global Compact (UNGC), Extractive Industries
Transparency Initiative (EITI) and the Voluntary Principles on
Security and Human Rights (VPSHR), we have complied with
the reporting principles advocated by those bodies. Further, our sustainability reporting has been undertaken in line with the recommendations of the South African King Code on
Corporate Governance, 2009 (King III) and the World Gold
Council’s Conﬂict-Free Gold Standard.
We have also taken cognisance of those issues that we believe are most material to the group’s future sustainability, identiﬁed through our risk management process and the views expressed
by stakeholders. Our approach is discussed in greater detail on page 12, and has informed the scope and boundary of this
report.
ONLINE REPORT AND
SUPPLEMENTARY INFORMATION
As this is a group-level report, operational targets and
performance are largely discussed at a regional rather than site level, although some operational detail is provided where this is appropriate. For detailed operational performance, readers are referred to our 2013 Operational and Project Proﬁles, which will be made available on our website by the end of May 2014.
The online version of this report (available as a pdf and in html at www.aga-reports.com) includes supplementary information.
Certain elements of this report that are deemed not critical to its use have been omitted from this printed version, and direct reference is made to this throughout the report.
APPROACH TO ASSURANCE
We believe in timely, accurate and transparent reporting, and we support third party veriﬁcation of our systems and data.
In 2013, we continued our three-pronged approach to
assurance, relying on three complementary review processes,
namely: internal audit, external audit and an independent
viewpoint from our sustainability review panel.
Internal audit and Board approval: AngloGold Ashanti’s Group
Internal Audit has continued with an assurance approach that takes into account both ﬁnancial and non-ﬁnancial aspects of our business, and has developed speciﬁc capacity in the area of sustainability assurance. Group Internal Audit conducted an audit of our 2013 sustainability reporting in terms of the Group
Internal Audit Charter as approved by the company’s Audit and
Corporate Governance Committee. The audit was performed in
accordance with the Institute of Internal Auditors’ Standards for the Professional Practice of Internal Audit. The review assessed the validity, accuracy and completeness of the relevant GRI
indicators in our reports, together with various data transfer and integrity checks. This Sustainability Report was approved by the board of directors on 18 March 2014.
External assurance: External assurance of our sustainability reporting was provided by Ernst & Young Inc. Data indicators were selected for assurance by the external audit team on
the basis of their assessment of the issues and indicators
that are most signiﬁcant to the sustainability performance of the business, as well as the key risks identiﬁed by the group.
Data which has been externally assured is indicated in the GRI content index with icons for limited or reasonable assurance
. Ernst & Young Inc.’s sustainability assurance statement can be found at: www.aga-reports.com/13/assurance.
Independent review: The role of our independent sustainability panel is explained on page 20, and their review letter can be read on page 21.
OUR APPROACH TO REPORTING
AND ASSURANCE
Our Sustainability Report addresses the most signiﬁcant sustainability issues of our business and forms part of a comprehensive suite of annual reports to stakeholders for 2013. In particular, readers are referred to our Annual Integrated Report 2013 which can be found at www.aga-reports.com.
SECTION THREE
SECTION TWO
SECTION ONE

WHO WE ARE AND WHAT WE DO

CORPORATE PROFILE AND STRUCTURE
Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 21 operations in 11 countries.
Two new mines, Tropicana in Australia and Kibali in the Democratic Republic of the Congo (DRC),
came on stream in late 2013.
3
6
5
9
10
8
2
1
11
7
4
1       Argentina
Cerro Vanguardia (92.5%)
2      Brazil
Serra Grande
AGA Mineração
3       United States
Cripple Creek & Victor (CC&V)
Exploration
We have greenfields exploration programmes
in Colombia, Guinea and Australia
10     South Africa
Vaal River
Great Noligwa
Kopanang
Moab Khotsong
West Wits
Mponeng
TauTona
(3)
Surface Operations
(4)
11     Australia
Sunrise Dam
Tropicana (70%)
4       Guinea
Siguiri (85%)
5       Mali
Morila (40%)
(1)
Sadiola (41%)
Yatela (40%)
6       Ghana
Iduapriem
Obuasi
7       DRC
Kibali (45%)
(1)
8       Tanzania
Geita
9        Namibia
Navachab
(2)
Location of AngloGold Ashanti’s operations
SOUTH
AFRICA
AMERICAS
CONTINENTAL
AUSTRALASIA
SOUTH
AFRICA
AFRICA
Percentages indicate the ownership interest of AngloGold Ashanti, whether held directly or indirectly. All operations and projects are 100%-owned unless otherwise indicated.
(1)
Both Morila and Kibali are managed and operated by Randgold Resources Limited.
(2)
On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab mine, subject to certain conditions.
(3)
As from 1 January 2013, TauTona and Savuka were operated and managed as one operation and accordingly combined under TauTona.
(4)
Includes First Uranium SA which owns Mine Waste Solutions (MWS) for the purposes of this report. MWS is operated and managed as a separate cash generating unit.
ANNUAL SUSTAINABILITY REPORT 2013

OUR OPERATIONS AND PROJECTS
Following a strategic review during 2013 of our asset portfolio and of our project development and exploration programmes
especially, AngloGold Ashanti embarked on signiﬁcant
restructuring to address the real challenges in the gold sector, including increasing costs of production and sustained low
gold prices.
Management of AngloGold Ashanti is organised into four
business segments under two chief operating ofﬁcers –
South Africa and International (comprising Continental Africa,
Australasia and Americas) as follows:
•
South Africa comprises the operations and assets in the
following areas in South Africa:
•
West Wits;
•
Vaal River; and
•
Surface Operations, which includes First Uranium SA
which owns Mine Waste Solutions (MWS), for the purposes
of this report. For accounting purposes, MWS is operated
and managed as a separate cash-generating unit.
•
International comprises the company’s operating assets
outside of South Africa as follows:
•
Continental Africa with operations in the DRC, Ghana,
Guinea, Mali, Namibia and Tanzania;
•
Australasia which comprises two operations in Australia;
and
•
Americas with operations in Argentina, Brazil and the
United States.
The group support functions include planning and technical,
strategy, sustainability, ﬁnance, human resources, legal and stakeholder relations. Planning and technical function focuses on the management of opportunities and the maintenance of
long-term optionality in the business through a range of activities which includes brownﬁelds and greenﬁelds exploration,
innovative research, the development and technical assurance of technology and a continuing focus on mining excellence.
This structuring is dealt with in greater detail on page 18 of the Annual Integrated Report 2013. While exploration and
development at the La Colosa and Gramalote projects in
Colombia continues, the Mongbwalu project in the DRC was
halted for economic reasons due to the fall in gold price.
In addition to our mining operations, we have a 42.43%
interest in Rand Reﬁnery Ltd, Africa’s premier gold smelting and reﬁning complex in South Africa, and wholly own and
operate the Queiroz reﬁnery in Brazil. The company also has
an interest in OroAfrica, one of South Africa’s leading gold jewellery manufacturing companies, through its 36% stake in
Oro Group (Pty) Ltd.
Despite the addition of two new mining operations, Kibali and
Tropicana, the number of AngloGold Ashanti operations in
2013 remained unchanged at 21. In South Africa, following
the restructuring of the portfolio, Savuka is now reported
together with TauTona and MWS is included in the reporting
of Surface Operations.
OUR PEOPLE
AngloGold Ashanti’s operations and joint ventures employed,
on average, 66,434 people (including contractors) in 2013,
an increase of 1% on the number employed in 2012 (2012:
65,822 people), due to two new mines coming on stream.
However, this does not give a true reﬂection of the reduction in employee numbers during 2013. By way of illustration, the average number of employees employed by the group (excluding
Kibali and Tropicana) in December 2013, decreased by 6% to
61,504 employees and contractors from 65,342 employees and
contractors in December 2012.
OUR SHAREHOLDERS
AngloGold Ashanti’s primary listing is on the Johannesburg
Stock Exchange (JSE). The company is also listed on the New
York, London, Australia and Ghana stock exchanges. The
government of Ghana holds a 1.58% interest in the company.
The national governments of Mali, Guinea and the DRC hold
direct interests in our subsidiaries operating in those countries and in Argentina, the province of Santa Cruz has an interest in our Cerro Vanguardia operation.
At the end of December 2013, AngloGold Ashanti had
403,340,412 ordinary shares in issue and a market capitalisation of $4.73bn (2012: $12.02bn). This increased to $7.65bn as at
18 March 2013.
Sandra Martinez, a geologist at Gramalote, Colombia, inspects a core sample.
SECTION THREE
SECTION TWO
SECTION ONE

WHO WE ARE AND WHAT WE DO

GOLD MINING PROCESS
INPUTS
Safety – all injury frequency
rate per million hours worked
7.33
Discounted cost of
future rehabilitation
$728.4m
GHG emissions
4.5Mt CO2e
FINDING AND ASSESSING
THE OREBODY
Exploration
Prospective gold deposit
targets are identified and
exploration is undertaken.
Worthwhile discoveries undergo
intensive evaluation.
ACCESSING THE ORE BODY
•
Underground:
Vertical shafts and decline ramps are sunk into
the ground to transport people and equipment to
and from deep-level ore bodies (many are more
than 1,000m below surface) and to bring the ore
mined to surface.
•
Open pit:
Near-surface orebodies are accessed by
“stripping” overlying material.
EXTRACTING THE ORE
•
Underground:
Rock is drilled and blasted and
the broken ore and waste rock
brought to surface.
•
Open pit:
Drilling and blasting is done
before ore is excavated.
REHABILITATION
AND CLOSURE
This is integral to mine planning and development,
from the start of exploration to the end of mining
activity. Closure planning, which takes into account
community livelihoods and land rehabilitation,
continues throughout the life of an operation.
“
Overarching this
business model is our
sustainability strategy
which has as its primary
aim zero harm – to people
and the environment. We
endeavour to ensure that
the communities with
which we engage and
society are better off for
our presence.
”
IMPACTS
WE PRODUCE
Gold 4.11Moz
Silver 3.3Moz
Uranium                                1.38Mlb
Sulphuric acid
191t
In conducting its business, AngloGold Ashanti
has an impact on the environment.
Our primary product is gold,
from which 96% of our
revenue was generated in
2013. By-products include
silver, uranium and
sulphuric acid, depending
on geology.
To conduct our business and produce gold, certain inputs such as ore-bearing resources, people and machinery are required. We invest in skills enhancement, technology development and application, and in prospecting for and developing our mineral resources and ore reserves, to ensure the economic viability and sustainability of our business.
ANNUAL SUSTAINABILITY REPORT 2013

Revenue
$5.71bn
Loss attributable to equity shareholders
$2.23bn
Dividends paid
$40m
Loss per share
568 US cents
Paid in wages and salaries
$1.59bn
Payments to government
$840m
Community investment
$23.0m
TRANSPORTING THE ORE
•
Underground:
Ore is brought to surface both by
horizontal and vertical transport
systems and then transported
by rail, truck or conveyor to
processing facilities.
•
Open pit and surface
stockpiles:
Ore is transported on haul trucks.
PROCESSING
Gold ore is processed and smelted
into doré (unrefined gold bars) at
our operations and dispatched to
various metal refineries, including
our Queiroz refinery in Brazil and
Rand Refinery in South Africa.
REFINING
Gold is refined to a purity of at
least 99.5%, in accordance
with the accepted standards
of ‘good delivery’.
END USE
Gold is sold to international
bullion banks or to jewellery
fabrication industries.
“
During 2013,
AngloGold Ashanti treated
97.1Mt of atttibutable ore to
obtain 4.11Moz of gold.
”
RETREATMENT
OUTCOMES
Surface Operations in
South Africa retreat
tailings, a waste product
of processing, for residual
gold and uranium
(1)
Includes post-tax impairments of goodwill; tangible assets; intangible assets; investments; and inventory write-downs of $2.5bn.
(1)
People
66,434
Training and development
$60.4m
Cash operating costs
$3.3bn
Exploration and evaluation costs
$255.1m
Capital expenditure
(includes equity-accounted investments)
$2.0bn
Water used
64.8ML
Energy used
32.7PJ
SECTION THREE
SECTION TWO
SECTION ONE

WHO WE ARE AND WHAT WE DO

SNAPSHOT OF PERFORMANCE
SAFETY:
PEOPLE:
47%
DECREASE
2009-2013
43%
DECREASE
2009-2013
Occupational fatalities
09
10
11
12
13
(fatalities)
15
15
15
18
8
All injury frequency rate
09
10
11
12
13
(per million hours worked)
12.88
11.50
9.76
7.72
7.33
South Africa 48.8
Continental Africa 25.0
Australasia 1.4
Americas 12.6
Other* 12.2
Total workforce by region 2013
(%)
* Includes 3,249 employees and contractors at
Kibali who are working on projects.
“
In 2013 – on average – 8.14 ounces of
gold was produced per total employee costed
(2012: 8.07).
”
“
Fatalities have decreased by 56% year-
on-year. 2013 represents our best safety
performance yet.
”
While we would like to eliminate all injuries at work, our AIFR has decreased by 43% over the past ﬁve years.
In 2013, the business experienced more than 4,700 fewer lost workdays due to occupational injury than the prior year.
Our aim is to develop and retain a stable, motivated workforce.
In the light of signiﬁcant economic pressures on the company in
2013, restructuring was undertaken, largely at a corporate level.
As far as possible we sought to minimise involuntary separation, preferring to offer voluntary separation packages and early
retirement where possible.
66,434
Average number of employees (including contractors)
For more information
PAGE
30-33
For more information
PAGE
26-27
Workforce division
(%)
Employees 72
Contractors 28
Carlos Soares, a safety technician at Cuiba Mine, Brazil, analyses emissions.
ANNUAL SUSTAINABILITY REPORT 2013

COMMUNITIES:
ENVIRONMENT:
109%
INCREASE IN COMMUNITY INVESTMENT
2009-2013
Community investment
09
10
11
12
13
($m)
11
16
21
25
23
Incidents under VPSHR
09
10
11
12
13
(Human rights incidents due to
security interventions)
1
2
5
9
3
Reportable environmental
incidents
09
10
11
12
13
51
27
27
16
10
Water consumption
and intensity
09
10
11
12
13
49.2
49.4
49.8
53.5
64.8
0.66
0.66
0.67
0.64
0.64
(ML) (000/t)
Energy consumption
and intensity
09
10
11
12
13
(PJ) (GJ/t)
30
31
31
32
33
0.40
0.41
0.41
0.38
0.32
Greenhouse gas emissions
and intensity
09
10
11
12
13
(Mt CO
2
e) (Mt CO
2
e/t)
4.8
4.8
4.3
4.4
4.5
0.06
0.06
0.06
0.05
0.04
“
In 2013, community investment
was maintained at $23m.
”
“
In 2013, we used – on average – 0.32GJ
to treat a tonne of rock.
”
Our impacts on communities – positive and negative – are
not always clearly explained in numbers. In respect of two
measurable key performance indicators (KPIs), we aim to
eliminate all incidents under the VPSHR, and to maximise the positive outcomes that arise from our investment in communities.
Despite the signiﬁcant decrease in revenue (14%) and earnings of $3.1bn in 2013, community investment was maintained
at $23m.
Our objective is to reduce environmental incidents at our
operations by 30% over ﬁve years (2010 base). Pleasingly, our reportable environmental incidents have continued to decrease, with a reduction in incidents of 63% since 2010. This can be attributed to the signiﬁcant attention we have given to various infrastructure improvements and improved maintenance.
While we aim to reduce energy and water consumption and
emissions of greenhouse gases, this is challenging in our
current production environment.
As gold grades have decreased it has become necessary to
process greater volumes of ore to produce each ounce of gold.
While we report our actual consumption of energy and water as well as carbon emissions – we believe that measures of intensity
– that is, usage of emissions per tonne of rock treated are more useful measures. Since 2009, our energy consumption has
increased by 10%, and our energy intensity has decreased by
19%. Our water usage has increased by 32%, while our water
intensity has decreased by 3% over the past ﬁve years. Similarly, over the past ﬁve years, our carbon emissions reduced by 6%, while our carbon emissions intensity reduced by 33%.
For more information
PAGE
44-52
For more information
PAGE
34-38
Adieyie Junction Junior High School near Tarkwa, Ghana, is a school supported by
AngloGold Ashanti.
SECTION THREE
SECTION TWO
SECTION ONE

WHO WE ARE AND WHAT WE DO

We recognise that stakeholders are those who have a direct or indirect impact on our business, or who are directly or indirectly affected by our business. We understand that stakeholders
have the ability to inﬂuence our business outcomes, both
positively and negatively, and that we need to establish and build mutually beneﬁcial relationships with our stakeholders to achieve a common positive end.
While stakeholder engagement may be formal or informal, we
seek to at least establish a formal plan for engagement. We aim to be proactive in our engagement and responsive to issues
and concerns as they arise.
AngloGold Ashanti’s stakeholder engagement is undertaken at
corporate, regional, country ofﬁce and site levels, with a view to ensuring that:
•
our operations and projects engage in building successful and mutually beneﬁcial relationships with stakeholders throughout the life-of-mine cycle (including exploration projects, new and established operations, during closure and post-closure);
•
the appropriate tools and mechanisms are used to build social partnerships to secure our social licence to operate; and
•
we are positioned as the preferred operator wherever we
have a presence.
Further, in 2013 AngloGold Ashanti formally adopted the AA1000
Standard on Stakeholder Engagement. A corporate stakeholder
engagement strategy that is aligned with the principles of the
AngloGold Ashanti engagement standard is currently being
developed and is scheduled to be implemented in 2014.
Consideration is being given to the inclusion of our performance in this respect into our assurance scope in the future, given that stakeholder engagement is deemed to be a corporate priority.
OUR STAKEHOLDERS
Our stakeholders are highly diverse, reﬂecting the variety of geographic regions in which we operate, the wide range of groups with which we interact and the extent of issues that face us collectively, and on which we engage.
Employees and
employee representatives
Investors
Communities
Media
Governments
Regulatory bodies
Industry bodies
Customers
Suppliers
Joint venture partners
*NGOs and CBOs
1
2
3
4
5
6
7
8
9
10
11
STAKEHOLDER GROUPS
with which we interact include:
* NGOs = Non-governmental organisations
CBOs = Community-based organisations
ANNUAL SUSTAINABILITY REPORT 2013

Summary of stakeholder engagement and key issues raised by stakeholders in 2013
Stakeholder
Our response
Employees and employee
representatives
Channels of engagement
•
Briefs, meetings, face-to-face
communication
•
Negotiations
Issues raised
•
Wages and beneﬁts
•
Accommodation and living
conditions
•
Employee indebtedness
•
Job security
•
Employee health
•
In South Africa, given the challenging industrial relations climate, the company has stepped up its direct communication with employees (both unionised and non-unionised). This is to allow for transparency and better communication. See pages 30-33.
•
Progress has been made in addressing living conditions of workers on company property.
For employees living offsite, the company is working with local municipalities and government to collaborate on a wider front on service provision in line with local regulations and with the
Framework Agreement for a Sustainable Mining Industry entered into by representatives of
Organised Labour, Organised Business and Government on 3 July 2013. See pages 62-63.
•
We provide guidance on ﬁnancial awareness to employees in the South Africa region and at Geita in Tanzania. Given the extent of the problem and its impact on employees, the company is planning on providing preventative training and assistance to enable employees to understand the ramiﬁcations of excess indebtedness.
CASE STUDY: Share ownership plan for employees
•
While we cannot provide guarantees of job security, we invest in training our employees.
Where possible employees are moved around to other operations that have a longer life and are sustainable. Besides skills development, we invest in developing new ore bodies, in projects to extend the life of mines and exploration. The future of some of the older operations rests with breakthroughs in technology, which is developed in collaboration with a number of partners across a number of industries. See pages 73-74.
CASE STUDY: Restructuring in line with global best practice
Investors and media
Channels of engagement
•
One-on-one meetings,
presentations, response
to queries
•
Interviews
•
Statements
•
Site visits
Issues raised
•
Operational performance and
business sustainability
•
Labour relations
•
Safety performance
•
Regulatory issues
•
Returns to shareholders
•
Rehabilitation provision
•
Given the sharp drop in the gold price (which has affected the gold mining industry and also operational and sustainable development challenges), we have reviewed our strategy to address our long-term sustainability. This strategy rests on ﬁve pillars that are focused on maximising sustainable free cash ﬂow and returns:
•
safety, people and sustainability;
•
optimising overhead costs and capital expenditure;
•
improving the portfolio quality;
•
ensuring ﬁnancial ﬂexibility; and
•
maintaining long-term optionality.
See page 17.
CASE STUDY: ONE works wonders at Tropicana
Communities
Channels of engagement
•
Meetings, presentations,
grievance mechanisms
Issues raised
•
Community investment
•
Infrastructure development and
beneﬁts sharing
•
Impact of restructuring
and closures
•
Environmental and
health impacts
•
Resettlement and
compensation
•
Competition for land use
•
Sustainability is a key pillar of our business strategy and the implementation and delivery on all areas of sustainable development are a priority. All areas that touch on communities are addressed at site level as well as through industry bodies, in collaboration with development partners and, in some areas, with local government development plans in order to achieve more sustainable outcomes. See pages 34-38.
CASE STUDY: Greenﬁelds exploration: engaging with communities in Colombia
CASE STUDY: Solomon Islands: closure without complication
CASE STUDY: Indigenous employment programme in Australia
CASE STUDY: Creating a sustainable solution for malaria in Continental Africa region
Our case studies can be found online
at www.aga-reports.com/13/cs
SECTION THREE
SECTION TWO
SECTION ONE

WHO WE ARE AND WHAT WE DO

Summary of stakeholder engagement and key issues raised by stakeholders in 2013 (continued)
Stakeholder
Our response
Governments, regulatory and
industry bodies
Channels of engagement
•
Meetings, correspondence,
industry body representation,
presentations
Issues raised
•
Safety and environmental
performance
•
Regulatory compliance
•
Taxes
•
Security of tenure
•
Beneﬁts of mining
•
Labour relations
•
Local development
•
Housing and living conditions
•
Wage negotiations and
industry’s economic position
•
Safety, security and stability in
South Africa
•
There is ongoing active engagement with governments in the jurisdictions in which we operate to address a wide range of issues. We are improving our approach to engaging with governments at all levels.
•
Almost all governments are focused on seeing the beneﬁts of mining ﬂow through to central-
level governments, as well as to local communities. Various channels of engagement are being used to explain the beneﬁts of mining to host communities. These include the World
Gold Council’s report, ‘Responsible gold mining and value distribution’, published in 2013.
Communication is coordinated with industry partners and peers through local chambers to improve communication with governments and explain the economic value created by gold mining companies. This economic value goes beyond taxes paid for local development. We seek to go beyond regulatory compliance and actually attain best practice even in areas where local regulations may fall short of what we consider best practice, and also share learning across our various jurisdictions. See pages 39-40.
CASE STUDY: Human Rights Ambassador Programme at Geita
Customers and suppliers
Channels of engagement
•
Meetings, contractual
engagements, policy
discussions
Issues raised
•
Impact of restructuring and
closures
•
Given the margin squeeze on revenues and wanting to achieve continuous improvement and compliance, we are reviewing some of our major contractual arrangements in order to achieve a sustainable business outcome. See pages 41-43.
CASE STUDY: Procurement programme in Brazil
JV partners
Channels of engagement
•
Meetings
Issues raised
•
Ongoing ﬁnancial commitment
•
There is ongoing discussion with JV partners on opportunities and challenges facing our business. We have, successfully negotiated a mutual withdrawal from the exploration joint venture with Roxgold Inc. in the Solomon Islands. At Tropicana and Kibali (where we have JV partners), we have successfully navigated the construction and commissioning of both mines.
Non-governmental organisations
(NGOs) and Community-based
organisations (CBOs)
Channels of engagement
•
Meetings, correspondence,
policy discussions
Issues raised
•
Social and environmental
impacts
•
Resettlement
•
Silicosis
•
Water quality
•
There is ongoing work on a number of fronts in the different jurisdictions to address some of the issues raised by NGOs and CBOs. In the implementation of our sustainability strategy we aim to work with relevant NGOs and CBOs to achieve our sustainability goals. This cuts across different areas including resettlement, and artisanal and small-scale mining (ASM)
and illegal mining. See pages 53-55.
•
Competition for water has increased and we continue to communicate about the programmes we have in place to reduce our water consumption. See pages 47-48.
CASE STUDY: The worth of water – priceless!
CASE STUDY: Innovative use of technology to drive improvements in TB control
CASE STUDY: Engaging with religious groups: a new world for mining
OUR STAKEHOLDERS continued
ANNUAL SUSTAINABILITY REPORT 2013

At AngloGold Ashanti we believe that the leading mining
company of the future will be a values-driven company, with
a spirit that always puts safety ﬁrst, and respects humanity and our planet. We recognise that our business sustainability and prosperity are inextricably linked to achieving such an
approach to doing business. We are a company which shows
in meaningful ways, how we live our values for mutual beneﬁt, today and for the future, across the dimensions of safety,
economic development, communities and broader society, and
the environment. This is what sustainability is about, and what we aspire to achieve as a company. Through our contribution
founded on partnership and collaboration we strive to be
welcomed into countries and communities alike to conduct our business. We will attract the best talent, and investors will be conﬁdent of our business success and its sustainability.
Given the 26% sharp drop in the gold price, 2013 has been an extremely challenging year in the gold sector and AngloGold
Ashanti is no exception. We had to, early on in the year, refocus our strategy to adapt to this rapidly changed environment. We did so using ﬁve building blocks:
1.
The foundation of the business is safety, people and
sustainability
2.
Pro-actively ensuring that we have ﬁnancial ﬂexibility during volatile times
3.
Aggressively tackling all aspects of our cost base
4.
Improving our portfolio quality by bringing on stream quality mines and removing marginal production from the mix
5.
Keeping our long-term optionality intact at a reasonable cost
Furthermore, in South Africa, turbulence within the mining sector has manifested across the industry following the unprotected strikes of late 2012. Our added focus, therefore, has been
on managing the restoration of healthy labour relations at
our mines.
In addressing our cost base, we underwent a process
of unprecedented organisational redesign and internal
restructuring, with a view to removing duplication, work
that did not add value and redundant layers within the
organisation. Whilst absolutely necessary, such processes are always difﬁcult, and have led to us having to retrench some
of our colleagues who have been with our company for long
periods of time.
Throughout the redesign and restructure of the business we
sought to retain our commitments to community programmes
and social investments. We understand that sustainability must be at the core of our business, serving as a key driver of our long-term business effectiveness and competitiveness, and
achieving and enhancing our social licence to operate. We will retain this focus despite an environment of short-term budget constraints. Whilst this year may prove to be less turbulent than the last it will nonetheless require us to remain vigilant, prudent and focused. It is a challenge we believe we have so far met, and will continue to meet, optimising our sustainability impacts at an appropriate cost.
In meeting our sustainability challenges we know that we need to continue focusing on:
•
protecting our people from harm, and operating safe workplaces;
•
nurturing and strengthening community and other stakeholder
relationships;
•
managing our environmental impacts, particularly in respect
of avoiding adverse impacts on communities’ water supply;
•
demonstrating that we do not contribute to armed conﬂict,
and ensuring the application of sound human rights practices in all that we do;
•
constructively addressing the encroachment of unlawful
artisanal mining on our concessions, recognising the need
to support economic opportunity in the regions around
our operations;
•
acceptably addressing a range of legacy issues, demonstrating our commitments to sustainable practices;
LETTER FROM OUR CEO,
SRINIVASAN VENKATAKRISHNAN
At AngloGold Ashanti we believe that the leading mining company of the future will be a values-driven company, with a spirit that always puts safety ﬁrst and respects humanity and our planet.
Srinivasan
Venkatakrishnan
Chief Executive Ofﬁcer
SECTION THREE
SECTION TWO
SECTION ONE

WHO WE ARE AND WHAT WE DO

•
the continued pursuit of the establishment of an organisational culture where sustainability is embedded to the extent that it is integral to our business strategy and practices, becoming a mark of how we do things; and
•
ensuring that we continue to improve our overall performance as we navigate difﬁcult and unprecedented economic and
social conditions.
We are profoundly saddened by the loss of eight of our
colleagues at our operations. We will not rest until fatal accidents are completely eliminated. That said, and recognising that one fatality is one too many, we are encouraged at having reduced the number of fatal accidents by 49%, as measured against the average of the previous four years. We know that there is no room for complacency when it comes to safety, as we are only as good or as bad as our last incident. Yet it is heartening that we have taken another step towards our goal of zero fatalities with 80% of our operations setting new improved safety records in 2013, making it the best year in the company’s history from a safety perspective. From a personal perspective, I carry safety very close to my heart and will work with the executive team to ensure that every one of our employees can look to completing their day’s work without suffering injury or accident.
In South Africa, legacy issues related to silicosis remain
a challenge. While we continue to work through the legal
cases brought against our company, and other companies
across the industry, we remain committed to cooperating with industry partners and government to ﬁnd a holistic, sustainable approach to this matter. We continue to work hard to manage
the work environment at our South African mines, and are
pleased with our sustained reductions of dust levels within
these workplaces, where we have comfortably met the Mine
Health and Safety Council milestones.
Our performance in our environmental programmes has also
been encouraging, with a continued reduction of environmental incidents over the past ﬁve years. In 2013 we had a 37%
reduction in reportable environmental incidents.
For the mining sector, relationships between mining companies, labour, governments and communities have long been critical.
In many jurisdictions these relationships were shaped by a
view that over past decades, countries and local communities have not beneﬁted sufﬁciently from mining revenue streams.
We are faced with increasing demands for greater control of, and beneﬁt from resources in countries where we operate – the complex phenomenon of resource nationalism. In this context, we believe that a sustainable future will be based on mutually respectful and rational interactions between our company,
host governments, and local communities, striking a balance
between providing adequate incentives for investment in
mining operations and ensuring a fair deal on mineral wealth for all stakeholders. Recognising this, we have in the last year sought to bring about a signiﬁcant change in our understanding of and engagement with our stakeholders. Notable progress
has been made in resettlement and improved community
relations in Tanzania, in improving employee and community
relations in South Africa, and generally improving engagement and relationships with national governments, and mining
organisations and civil society in relation to issues facing the mining sector. These advances will continue to be a priority during 2014.
As we seek to improve our sustainability performance, and
position sustainability as a key driver of our business strategy and success, we have enhanced the sustainability function
within the company. David Noko joined us as EVP: Sustainable
Development in mid-2012. As a member of our executive
committee, David has accountability for all sustainability
matters at a group level. During the year under review the
sustainability function has been streamlined, with David having considerably greater authority to intervene and to manage
sustainability challenges at our operations. We have done so at those sites where we have needed to prioritise action. David and our two chief operating ofﬁcers have a clear understanding of their accountabilities in respect of sustainability issues, and continue to have excellent working relationships. Furthermore, the Social, Ethics and Transformation Committee Board
established during 2012 under the leadership of Mrs Nozipho
January-Bardill, a Non-Executive Director, has also served its
ﬁrst full ﬁnancial year. During the year it has developed a more intense oversight role. We have also continued our engagement with the independent Sustainability Review Panel this year –
see pages 20 to 21.
These developments give me conﬁdence, that there is an
appropriate focus on the challenging sustainability issues
that we face and reassure stakeholders that sustainability
considerations will continue to be a core value of our business and its operations.
It would be remiss in this report not to pay tribute to Mr Nelson
Rolihlahla Mandela, who died on 5 December 2013. Nelson
Mandela lived his life according to his values. He told us all that,
“What counts in life is not the mere fact that we have lived. It is the difference we have made to the lives of others that will determine the signiﬁcance of the life we lead.”
We, at AngloGold Ashanti, will demonstrate a reafﬁrmation of our own values and our commitment to improve the quality of
life of the communities and societies in which we operate.
Our public policy and broader stakeholder engagement work is essential to maintain our social licence to operate. We actively support the objectives of the International Council on Mining and
Metals (ICMM), the United Nations Global Compact (UNGC),
the Extractive Industries Transparency Initiative (EITI), and the
Voluntary Principles on Security and Human Rights (VPSHR),
among others, which help us improve our performance and ﬁnd
areas of mutual interest and cooperation to co-design solutions.
Srinivasan Venkatakrishnan
Chief Executive Ofﬁcer
18 March 2014
LETTER FROM OUR CEO,
SRINIVASAN VENKATAKRISHNAN continued
ANNUAL SUSTAINABILITY REPORT 2013

BUSINESS OBJECTIVES AND STRATEGY
Our long-term objective is to create value for shareholders, employees and business and social partners by safely and
responsibly exploring, mining and marketing our products,
primarily gold. We aim to deliver sustainable improvement in cash ﬂow and returns to all our stakeholders.
We will achieve these objectives by maximising sustainable free cash ﬂow from our portfolio, while maintaining the integrity of the business and focusing on delivery.
Our ﬁve strategic focus areas – or building blocks – that support the achievement of our delivery targets in the short, medium and long-term, are depicted below.
We elaborate on our strategy in the Annual Integrated Report, and readers are encouraged to view this at www.aga-reports.com.
Of signiﬁcance is that the foundation pillar on which the entire strategy rests is: people, safety and sustainability.
ALIGNING OUR BUSINESS AND
SUSTAINABILITY STRATEGIES
The past ﬁnancial year presented challenges and opportunities to AngloGold Ashanti, and the company’s leadership has responded to these expeditiously and proactively.
Sustainable
cash flow improvements
and returns
Optimise overhead costs and capital expenditure
Improve portfolio quality
Maintain long-term optionality
Focus on people, safety and sustainability
Ensure financial flexibility
OUR FIVE
STRATEGIC
BUILDING
BLOCKS
SECTION THREE
SECTION TWO
SECTION ONE

WHO WE ARE AND WHAT WE DO

ALIGNING OUR BUSINESS AND
SUSTAINABILITY STRATEGIES continued
For AngloGold Ashanti, people are our business – especially
employees and communities. We commit to:
•
focusing on employing, deploying and developing the right
people, and providing meaningful employment and career
development opportunities;
•
structuring the organisation appropriately, to support
operational excellence;
•
driving safety as our ﬁrst priority, focusing on eliminating fatalities and injuries;
•
earning our social licence to operate, addressing and
mitigating the social, economic and environmental impacts of our operations, and creating a positive sustainable legacy; and
•
being mindful of the need to balance short-term ﬁnancial
objectives with long-term sustainability outcomes.
OUR EXTERNAL ENVIRONMENT
The complex and challenging external environment continued to evolve during the year and the gold industry faced extraordinary turbulence. The underlying drivers remain unchanged and we
continued to observe a reduced market price for gold, relatively high production costs and political instability in some jurisdictions.
High consumption and competition for natural resources and
growing environmental concerns were also a feature, as were
increasing employee, community and government expectations.
OUR SUSTAINABILITY VALUE PROPOSITION
The group sustainability strategy was developed in the latter part of 2012. Despite the difﬁcult external environment we
remain committed to the strategy and our sustainability value proposition. This is reﬂected in our community investment, which will be maintained.
We seek to embed sustainability into all aspects of our business and value chain, from the initiation of exploration activities through to post closure activities. Through such an approach we will be better equipped to address our legacy issues, anticipate and manage current and future risks, and capitalise on opportunities.
Achievement of these goals and the realisation of our value
proposition contribute to AngloGold Ashanti’s business
competitiveness and ensure that we maintain our social licence to operate.
Sustainability contributes to AngloGold Ashanti’s business competitiveness and ensures we maintain our social licence to operate
Sustainability discipline theory and frameworks integrated into our business
Sharing the value of gold
Legacies addressed
Opportunities capitalised
Current and future risks managed and anticipated
Pre-exploration
Exploration
Feasibility
Design
Construction
Operations
Closure
Post-closure
Our sustainability-based actions enhance business performance
We deliver demonstrable long-term positive outcomes for our employees, our shareholders, our host communities and the environment
Governments and the broader society in host countries and regions see us as delivering long-term value
1
2
3
ANNUAL SUSTAINABILITY REPORT 2013

MATERIALITY, GOALS AND
STRATEGIC FOCUS AREAS
The identiﬁcation, prioritisation and review of material issues continues to inﬂuence our sustainability strategy development.
This allows the identiﬁcation of emerging issues and enables them to inform and be factored into strategic goals, as well as guide our focus areas. Social, environmental and health legacy considerations, for example, feature as a speciﬁc strategic
focus area in our strategy, while the need to manage and meet internal and external expectations shapes our focal area work on partnerships and engagement.
Aspirational goals are important. Achieving zero fatalities is an example. Meeting such goals requires signiﬁcant effort,
innovation and creativity.
These goals are intimately linked to our product – gold – as a timeless store of value – and our desire to create a better world that is characterised by mutual beneﬁt, now and for
future generations.
We know further work needs to be done. The translation of
these goals into meaningful and tangible performance targets and milestones to demonstrate our progress will be completed in 2014.
During the year we have focused on executing our sustainability strategy, and we will continually strive towards achieving our goals, particularly in the priority areas outlined and including these ten strategic focus areas:
•
building capability to deliver on commitments;
•
managing the global sustainability talent pool within the
organisation;
•
strengthening the integration of sustainability into business processes and activities;
•
strengthening the right systems and structures supporting
execution, performance measurement and continuous
improvement;
•
knowledge management and collaborative learning;
•
open innovation, involving external partners;
•
managing current and future sustainability risks and capitalising on opportunities;
•
addressing our legacy challenges;
•
establishing partnerships and social models – managing
expectations and co-designing solutions; and
•
advocating and inﬂuencing sustainable policy development.
Our systems to ensure compliance to all our standards and
commitments still require improvement as do our processes to ensure we optimise local procurement at our mines.
EXECUTING THE SUSTAINABILITY STRATEGY
Implementation of the above strategy based on the ten focus
areas is expected to take ﬁve years and our progress to date shows satisfactory results.
Progress has been made in implementing the foundational aspects of the strategy – including the establishment of the required sustainability structure, with the majority of appointments having taken place. Signiﬁcant progress has been made in streamlining the systems required to manage and report on sustainability
as a discipline and the identiﬁcation of the key sustainability performance metrics, targets and milestones is well in hand.
Other aspects of progress relating to our sustainability strategy and performance are highlighted in the section on material issues of this report – see page 22.
COMMITMENTS FOR 2014
In 2014 we expect to complete the revision of the company
sustainability indicators, and report on an integrated set of sustainability performance metrics, targets and milestones
using the strategy mapping and balanced scorecard approach,
as we continue to strive for improved performance monitoring and evaluation.
SECTION THREE
SECTION TWO
SECTION ONE

WHO WE ARE AND WHAT WE DO

OUR SUSTAINABILITY REVIEW PANEL
While we at AngloGold Ashanti are committed to continuously improving the group’s sustainability performance, we acknowledge that outside, independent advice is extremely valuable in the structured process of identifying and setting sustainability priorities.
Sheila Khama
(Member: Ghana)
Anita Roper
(Member: Australia)
Ruth Mompati
(Former member:
South Africa)
Nisia Werneck
(Member: Brazil)
Simon Zadek
(Panel facilitator)
“
The panel’s role is to comment and provide
guidance on the company’s approach to
sustainability in terms of strategy and practice.
”
Since November 2010, we have beneﬁted from diverse and
multi-disciplinary inputs from a Sustainability Review Panel
– a group of advisers whose advice complements our own
understanding of our business and shareholder imperatives.
This panel draws together a group of independent experts,
facilitated by an external advisor. Together they provide an independent perspective on our sustainability performance.
Many of the panel’s participants have extensive experience
in mining, but that is not the principal criterion for selection.
The panel’s members reﬂect the geographical diversity of our business, and their experience of sustainability matters helps us address the range of sustainability issues the company faces.
Since its establishment in 2010, the panel has spent a
signiﬁcant amount of time with the business, engaging in a
range of discussions with executives and senior management
and visiting operations in Brazil, Ghana, South Africa and most recently Tanzania. The interactions between the panel and the
Company are open and frank. The outcomes of this dialogue
are shared with executive management for consideration and,
where appropriate, implementation.
Regional evaluations can take different forms. In Ghana and
Brazil, panel members themselves selected and visited
many communities and held discussions with a variety of
stakeholders so as to see AngloGold Ashanti through the eyes of the community.
In South Africa, the panel focused on understanding the
challenges faced by a region with declining gold production
and an extensive labour force. In Tanzania, the panel
considered many aspects of the Geita operations, especially
issues associated with artisanal mining, procurement and
community engagement.
The panel’s role is to comment and provide guidance on the
company’s approach to sustainability in terms of strategy
and practice. Decisions on what to do in response are
exclusively management’s. The panel also reviews and makes
recommendations on the content and quality of our reporting
on sustainability and ﬂags emerging issues that may require
closer attention. As in previous years, the panel has reviewed this group-level Sustainability Report and has provided its
commentary in a review letter. It should be noted that the panel has not undertaken an audit of the report of the company’s
activities, and so does not provide any indication of the
accuracy of the report or the materiality or completeness of speciﬁc elements.
The panel visits Cuiaba Mine in Brazil in 2012.
ANNUAL SUSTAINABILITY REPORT 2013

INDEPENDENT PANEL REVIEW LETTER
AngloGold Ashanti’s Annual Sustainability Report 2013 is the
company’s annual public communication about its sustainability impacts and outcomes, given its history, current context, values and aspirations, and its strategy and performance. Our role
as an independent panel is a voluntary commitment made by
AngloGold Ashanti to enhance the content and credibility of the report. This commitment, alongside the on-going, extensive and systematic approach over a number of years taken by AngloGold
Ashanti towards sustainability reporting, is to be commended.
2013 has been an extremely difﬁcult year for the company,
with an extraordinary decline in gold prices adding to the
challenging economic conditions already apparent in 2012,
and the tragic events in 2012 speciﬁc to South Africa and
their subsequent economic and social consequences.
Despite such pressures, AngloGold Ashanti has maintained
its overall commitment to sustainability, signaled by an
emphatic statement in the report by the new Chief Executive
Ofﬁcer. Developments in Geita, Tanzania, for example, have
accelerated following the panel’s review visit in 2013, its fourth since being established, with some progress being made in
difﬁcult areas such as the management of on-site, artisanal
mining. Internationally, the company’s community investment
appears to have been maintained.
Less clear, however, is whether the changing economic context might lead to more fundamental changes in the company’s
business that in turn might have longer-term sustainability
implications, such as the roll-out of new technologies, or a shift in the company’s international aspirations and approach.
Furthermore, there are almost no stakeholder voices in the
report, with impacts on them being stated by the company
on their behalf. This gap has been highlighted by the panel in previous years, and is particularly relevant when times are hard for more vulnerable stakeholders, including employees.
AngloGold Ashanti’s sustainability reporting is organised
around six core, material themes. This approach is welcomed
by the panel, which agrees with the centrality of the selected themes. Of particular note is the fuller treatment of employee health issues, particularly silicosis. Also appreciated is the more extensive coverage of the issue of migrant labour,
largely speciﬁc to Southern Africa, and both a legacy issue
and one concerning current practice. Future reports could
beneﬁt from more detailed coverage of how the company
deals with corruption endemic in some countries in which it
operates and also how the company leverages its procurement
in encouraging enterprise development in the communities
in which it operates. This issue has been raised during panel review visits and in previous review letters.
This report is well organised and presented, and provides the reader across many impact areas, with information on the
company’s goals, performance and case examples. The report,
and the company, would beneﬁt from a more comprehensive set
of quantitative, strategic goals, building on those in place such as ‘zero fatalities’, that clearly demonstrates its determination to stretch ambition commensurate with its mission to be the
world’s leading mining company, and shows progress towards
realising this ambition.
In conclusion, the panel, is appreciative of the challenges
facing AngloGold Ashanti, commends its efforts in preparing
the Annual Sustainability Report 2013. The report signals the company’s continued commitment to sustainability in principle and practice, tested to the full in difﬁcult times. Furthermore, it highlights continued improvements in performance and
reporting in a number of areas, whilst signaling in other areas the need to clarify the company’s aims and progress.
“
The report signals the company’s continued
commitment to sustainability in principle and
practice, tested to the full in difﬁcult times.
”
Francis Petersen
(Member: South Africa)
Anita Roper
(Member: Australia)
Muzong Kodi
(Member: DRC)
The panel visits Geita Gold Mine in Tanzania in 2013.
SECTION THREE
SECTION TWO
SECTION ONE

WHO WE ARE AND WHAT WE DO

Our risk management process, and key risks and opportunities are addressed in our Annual Integrated Report 2013, and in a detailed analysis available on our website(1) . This process takes into consideration the perceptions, reactions and behaviours of stakeholders and, combined with our stakeholder engagement
process, feeds into the identiﬁcation of material issues.
OUR APPROACH TO RISK MANAGEMENT
AND IDENTIFYING OUR MATERIAL ISSUES
“
Our approach to risk management and
consideration of stakeholder concerns help
us identify our material issues.
”
IDENTIFYING MATERIAL ISSUES,
DELINEATING SCOPE AND BOUNDARY AND
SELECTING ASPECTS
STEP 1:
Relevance
Identify matters that have a
past, present and potential
future effect on our ability to
create value over time
STEP 2:
Importance
Assess magnitude of effect
Assess likelihood of
occurrence
STEP 3:
Prioritisation
Internal considerations
External considerations
Review
STEP 1:
•
Risk register
•
Issues identiﬁed through benchmarking
•
Issues raised by stakeholders
STEP 2:
•
Identify extent of impact (qualitative and quantitative) as well as areas of impact and time frame
•
Identify issues with high likelihood
STEP 3:
•
Identify thresholds and prioritise
The identiﬁcation and pursuit of opportunities, and the identiﬁcation and mitigation of risk are key components in developing and executing our business strategy, including our sustainability strategy.
(1)
www.anglogoldashanti.co.za/investors+and+media/ﬁnancial+
reports/form+20-f.htm
ANNUAL SUSTAINABILITY REPORT 2013

Ensuring safety
and security of
people (employees,
contractors and
communities)
Managing and
meeting internal and
external stakeholder
expectations
Competing for
resources and
infrastructure
Social, environmental
and health
legacy issues
Responsible gold
Achieving business
sustainability
Eliminating safety
incidents at work
For employees –
wages, beneﬁts
and jobs (ensuring
industrial relations
peace and stability)
Access to and security
of affordable energy, and
climate change
Occupational lung
disease, especially in
South Africa
Responsible gold
initiatives
Developing and
implementing technology
and increasing
mechanisation
Doing no harm
to people, while
protecting our people
and facilities
For investors – returns
at acceptable cost
and risk*
Access to
and security of
affordable water
Social and
environmental
considerations
at Obuasi, Ghana
Meeting our
obligation to respect
human rights
Addressing global
and local skills
For communities –
demonstrating shared
value and delivering on
commitments
Land management,
biodiversity and
planning for
mine closure
Deep-level groundwater
and water pumping
obligations in South
Africa
For governments –
utilisation of assets,
delivering beneﬁts and
understanding resource
nationalism
Activities related
to artisanal and small
scale mining
Migrant labour,
and housing and
accommodation in
South Africa
For suppliers –
understanding and
monitoring the conduct
and impact of our
supply chain
Resettlement issues
in Tanzania and
Ghana
OUR 2013
MATERIAL ISSUES
*
The following aspect can be found in our Online Sustainability Report:
•
For investors – returns at acceptable cost and risk
1
2
3
4
5
6
SECTION THREE
SECTION TWO
SECTION ONE

WHO WE ARE AND WHAT WE DO

REVIEWING OUR
PERFORMANCE
AND OBJECTIVES
SECTION
TWO
P24-74
In this section we review our
sustainability performance during
2013 and commit to objectives for
the year ahead.
ANNUAL SUSTAINABILITY REPORT 2013

P26 – MATERIAL ISSUE 1
Ensuring safety and security of people (employees,
contractors and communities)
P30 – MATERIAL ISSUE 2
Managing and meeting internal and external stakeholder
expectations
P44 – MATERIAL ISSUE 3
Competing for resources and infrastructure
P56 – MATERIAL ISSUE 4
Social, environmental and health legacy issues
P66 – MATERIAL ISSUE 5
Responsible gold
P71 – MATERIAL ISSUE 6
Achieving business sustainability
Clearly there is much overlap between the issues identiﬁed.
To support this disclosure we present case studies in our
Online Report. Supplementary information may also be
found in our Online Report at www.aga-reports.com/13/os.
We have identiﬁed six material issues. These
are not ranked in order of priority, as each is
an area of priority in its own right.
The Nykabale village nursery is a project sponsored by AngloGold Ashanti to supply trees to the community and Geita Gold Mine, Tanzania.
SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

ELIMINATING SAFETY INCIDENTS AT WORK
Context
See our online report for our management approach in respect of the following aspect: occupational health and safety.
Mining, especially ultra-deep underground conventional
mining, and processing of ore involves inherent hazards which must be understood, respected, and effectively managed
to eliminate or minimise risk of injury or harm to personnel.
Traumatic injury and chronic exposure to occupational
health hazards remain signiﬁcant areas of focus across the
industry. Common causes of fatal injury include rock falls,
vehicle accidents, incidents involving equipment and heavy
machinery, inrushes and inundation, falls from height and
electrocution. Less common but recognised causes of fatal
injury include underground ﬁres, entrapment, handling of
hazardous materials including explosives, drowning and
shaft-related accidents.
Common occupational health hazards include noise-induced
hearing loss, respiratory disease, heat stress, and ergonomic-
related musculoskeletal disorders. The systematic application of risk management techniques coupled with tactical focus
in speciﬁc areas has contributed to a substantial decline in occupational injury and illness frequency rates across the industry.
Further improvement, however, is necessary for workplaces to be free of occupational injuries, incidents and illnesses and to attain zero harm.
Progress
GRI indicators on which we report:
•
G4-LA5: Percentage of total workforce represented in formal
joint management-worker health and safety committees that
help monitor and advise on occupational health and safety
programmes
•
G4-LA6: Type of injury and rates of injury, occupational
disease, lost days, and absenteeism, and total number of
work-related fatalities, by region and gender
•
G4-SO8: Signiﬁcant ﬁnes and total number of non-monetary
sanctions for non-compliance with laws and regulations
Speciﬁc and comprehensive standards, guidelines, and
procedures addressing incident reporting, record keeping,
and management at AngloGold Ashanti ensure incidents are
reported and investigated in an open and transparent manner
and actions are taken to prevent recurrence. Reporting,
classifying, and recording of occupational injuries and
illness is performed in accordance with local jurisdictional requirements and is consistent with provisions referenced in the International Labour Organization (ILO) “Recording and
Notiﬁcation of Occupational Accidents and Disease” (1996)
code of practice.
With our deepest condolences to families and friends of those lost, we regrettably report the loss of eight colleagues during the calendar year 2013 (2012: 18). Although this is a signiﬁcant reduction from the previous year and represents our best
performance yet, we understand the loss of a single life is one too many and much more work is required.
MATERIAL ISSUE 1:
Ensuring safety and security of people (employees, contractors and communities)
Safety is our ﬁrst value. We place people ﬁrst. The safety of people associated with our company, directly and indirectly, is a priority on which we will not compromise. While it is our responsibility to protect our people and our assets, we will seek to do no harm to people, by minimising conﬂict and confrontation.
Eliminating safety
incidents at work
Doing no harm to
people, while protecting
our people and facilities
ENSURING
SAFETY AND
SECURITY OF PEOPLE
(employees, contractors and communities)
STAKEHOLDERS: employees, communities, government, investors
ANNUAL SUSTAINABILITY REPORT 2013

Using Professor James Reason’s Organisational Accident
Model, which is widely regarded as best practice and is the basis of the AngloGold Ashanti Incident Investigation procedure, each fatal incident is thoroughly investigated by a team of capable and competent experts with the aim of identifying failed or absent controls and immediate and underlying individual, workplace, and organisational factors which may have contributed to the incident. Subsequent to each investigation, corrective actions are deﬁned and instituted to prevent incident recurrence.
While sustaining a signiﬁcant (44%) improvement in our fatal injury frequency rate (FIFR) for the previous ﬁve consecutive years, we are encouraged to report a 50% improvement over
the past 12 months.
Management’s active positioning of safety as our ﬁrst
value coupled with a systematic approach to major hazard
management, organisational capability building and institutional change is attributed to the improvement.
Using a two-prong approach focusing on personnel and
process, not only did our FIFR improve, but our all injury
frequency rate (AIFR) improved as well to a record low of 7.33 incidents per million hours worked. For the second consecutive year, our AIFR has remained substantially below our 2015
strategic target of <9.0 incidents per million hours worked.
Although our lost-time injury frequency rate (LTIFR) improved marginally year-on-year, the severity of injuries, as measured by the number of days lost per million hours worked, reduced 7.5% from
267 days per million hours worked to 247 days per million hours worked. This positively contributes to productivity and translates to over 4,700 fewer lost work days during the calendar year than the previous year. Injury prevention initiatives and improved case management largely account for the improvement.
While we are encouraged by our performance, we understand
more is required and expected of us as we continue our journey to zero harm.
Goals
Our long-term goal remains to operate a business that is free of occupational injury. In 2010, we committed the group to
reducing our AIFR to less than nine per million hours worked by 2015.
We will continue our strong focus on:
•
major hazard management, including systematic analysis of
risk, identiﬁcation of critical controls, and implementation of routine monitoring;
•
building more resilient management systems;
•
adopting technology to remove people from harm; and
•
instilling safety leadership attributes and a culture of care for fellow workers.
In memoriam
•
2013/12/25: Mr Richard Aidoo, fatally injured in a
excavation incident at Obuasi, Ghana.
•
2013/12/11: Mr Edwin Khoele Makhari, fatally injured
in a winch scraper incident at Moab Khotsong,
South Africa.
•
2013/08/14: Mr Kwame Mensah, fatally injured in a
heavy mobile equipment accident at Iduapriem, Ghana.
•
2013/05/29: Mr Mabhedane Abedinigo Mahlalela,
fatally injured in a fall of ground incident at TauTona,
South Africa.
•
2013/04/23: Mr Mandisile Weduwedu, fatally injured
in a tramming incident at Mponeng, South Africa.
•
2013/03/27: Mr Mashalane Abram Chaole, fatally
injured in a fall of ground incident at Mponeng,
South Africa.
•
2013/02/22: Mr Palmer Nyathi, fatally injured in a fall from height incident in the West Wits region, South Africa.
•
2013/01/13: Mr Zithulele Makhayakuda, succumbed
to underground environmental conditions while lost
at Mponeng, South Africa.
Occupational
fatalities
09
10
11
12
13
15
15
15
18
8
Injury severity rate
(per million hours worked)
09
10
11
12
13
363
368
351
267
247
Lost time injury
frequency rate
09
10
11
12
13
6.57
6.89
6.28
5.28
5.18
(per million hours worked)
Fatal injury frequency rate
(Incidents per million hours worked)
09
10
11
12
13
0.09
0.10
0.09
0.10
0.05
44%
reduction
over 5 years
All injury frequency rate
(Injuries per million hours worked)
09
10
11
12
13
12.88
11.50
9.76
7.72
7.33
43%
reduction
over 5 years
M
A
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RIAL ISSU
E
1
SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

DOING NO HARM TO PEOPLE, WHILE
PROTECTING OUR PEOPLE AND FACILITIES
Context
See our online report for our management approach in respect of the following aspect: occupational health and safety.
Our mission for security within AngloGold Ashanti is to protect our people and our assets and to uphold the reputation of
the company. We recognise that our work in vastly different
environments presents different risk proﬁles, from high to
extreme risk to very low-risk environments, and that it is
imperative that we anticipate, interpret and appropriately
mitigate security risk.
Our most signiﬁcant security challenges lie in the regions in which we operate where there is endemic poverty, with high
levels of unemployment and few opportunities for alternative livelihoods. The presence of artisanal and small-scale miners
(ASM) can lead to illegal and criminal third-party activity on or around our operations and often presents increased and
complex challenges to security – see the discussion on artisanal and small-scale mining on page 53.
Risks are also present where our operations are affected by
political strife and acrimonious labour relations structures, with the coups in Mali in 2011/2012 and inter-union rivalry in
2012/2013 in South Africa being cases in point.
We recognise that good community relationships – built on trust
– will have the most profound and positive impact on security performance. Increase in illegal mining and, in particular, an increase in the level of organisation and funding of criminal activity around our operations has the potential to increase the number and severity of security incidents. Effective strategies for community engagement and local economic development
to create alternative livelihoods are essential in addressing human rights and security issues and their causes, and this is discussed in more detail on page 53.
The application of the Voluntary Principles on Security and
Human Rights (VPSHR) forms an integral part of our global
security framework and is one of the key drivers for our
security management practices. The VPSHR comprise a set of
principles to guide businesses, governments and civil society on meeting security needs while maintaining respect for human rights and fundamental freedoms.
Progress
GRI indicators on which we report:
•
G4-HR7: Percentage of security personnel trained in human
rights policies or procedures
•
G4-HR9: Total number and percentage of operations that have
been subject to human rights reviews or impact assessments
We continue to improve our security management practices
across our operations, through the implementation of our
global security framework and our revised security strategy, which encompasses ﬁve key thrusts, namely:
•
removing people from risk, thus reducing the potential
for conﬂict;
•
deﬁning the company’s role and partnering with communities
in complementing security initiatives;
•
engaging more effectively with public security providers;
•
improving technology application and reducing manpower;
and
•
using highly-trained, skilled and equipped rapid reaction
teams to complement the applied technologies.
Following the increase in VPSHR related security incidents in
2012, largely owing to increased and more complex ASM/illegal mining challenges in Tanzania and Ghana, much attention
was focused on this in 2013. Our on-going focus is on the
MATERIAL ISSUE 1: continued
Ensuring safety and security of people (employees, contractors and communities)
Cesar Colmenares, a risk controller, engages with a San Roque policeman at
Gramalote, Colombia.
ANNUAL SUSTAINABILITY REPORT 2013

implementation of the security plan, speciﬁcally removing
people from risk and reducing the potential for conﬂict. There has been a measurable decrease in the number of intrusions
reported at Geita and Obuasi, despite on-going challenges
associated with their prevention. This has also contributed to a reduction in injuries and fatalities of community members as a result of security interventions. Unfortunately, attacks on our security staff have increased, emphasising the challenges faced and the requirement for continuous training in the appropriate use of force and rules of engagement, when dealing with
crowds or groups of people.
By the end of 2013, 96% of AngloGold Ashanti security
personnel and public and private security suppliers had
received training in line with the VPSHR (2012: 99%). The
decrease in the percentage trained is mainly due to security staff turnover and additional deployment requirements. Most
of this training is undertaken in-house, although expert external service providers are engaged as necessary for specialised
skills and training, for example, crowd control and emergency response, as required.
A review of our VPSHR training material was also conducted,
to align with our revised human rights policy and standards
and is being piloted at Geita as a Human Rights Ambassador
programme. The programme focuses on the concept of human
rights, its place in AngloGold Ashanti, and its relationship to the security discipline through the VPSHR. Our human rights
policy can be found on our website (1). It is aimed at developing a better understanding of human rights, communicating how
security issues intersects human rights and to develop the
skills needed to integrate respect for human rights and security duties. Excellent progress has been made in this regard at
Geita, whereby all security staff have received the related
training and a large portion of employees and contractors were trained during 2013. Roll-out to all other operations is planned for early in 2014.
Engagement at Geita with NGO Search for Common Ground
(SFCG) continued in 2013, to complement our efforts in the
training of our people, private/public security and community in conﬂict prevention/resolution, including with respect to sexual harassment. The project will be accelerated in 2014 after a
slow start in 2013. However, following the engagement and
discussions with SFCG and the work done with Stellenbosch
University in 2012, we have addressed identiﬁed gaps and
issues in our internal processes.
The implementation of the Advanced Incident Investigation
methodology in 2012 has contributed to the improved security and human rights performance in 2013, as root causes
identiﬁed in signiﬁcant investigations, has resulted in appropriate mitigation measures being implemented.
In South Africa, the labour unrest experienced at our operations early in the year was well-managed by our security staff, with the assistance from the South African Police Services (SAPS). No signiﬁcant incidents were reported, although sporadic volatility was experienced. Copper cable theft, which is a problem across the country and internationally, is becoming more prevalent at our South African operations and has necessitated a change
in tactics of our security staff, who are sometimes confronted by heavily armed criminals when fulﬁlling their duties in trying to prevent losses.
Goals
Our goals remains to eliminate all fatalities and injuries to third parties and our own staff, and to protect our people, product and facilities. The ongoing implementation of the security
strategy and associated plans is key in maintaining the progress that has been made in this regard.
Fatalities/injuries: Third party
not due to security intervention
09
10
11
12
13
12 1
4 2
4 0
56
16
19
Injuries
Fatalities
17
0
Fatalities/injuries: Community/
AngloGold Ashanti due to
security intervention
09
10
11
12
13
3 11
5
44
3
9
49
2
2
27
51
16
AGA injuries
AGA fatalities
Community injuries
Community fatalities
51
0
2
Community allegations
and incidents under VPSHR
09
10
11
12
13
1
4
2
6
5
3
3
2
9
Allegations
Incidents
6
0
(1)
www.anglogoldashanti.co.za/sustainability/gov+policies.htm
M
A
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E
1
SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

FOR EMPLOYEES – WAGES, BENEFITS AND
JOBS (ENSURING INDUSTRIAL RELATIONS
PEACE AND STABILITY)
Context
See our online report for our management approach in respect of the following aspects: economic performance, market presence, employment, labour practices, grievance mechanisms, non-
discrimination and labour-management relations.
Our employees are key stakeholders in our business. We
recognise that the sustainability of our business is reliant on our providing wages, beneﬁts, working conditions and development opportunities that will attract and retain the right people with the right skills.
It is one of our core values to treat each other with dignity and respect, believing that individuals who are treated in such a way respond by giving of their best, which in turn creates both personal and organisational advantages. To achieve this we
seek to ensure that employees are placed in appropriate roles and are equipped with the right skills and means to deliver on goals. See page 73.
We respect fundamental labour rights, including the right
to organise and collective bargaining. With the exception of
Australia and the United States, where collective bargaining is not common in the resources sector, collective bargaining structures are in place at all operations. In South Africa, in particular, collective bargaining is a signiﬁcant feature of our socio-economic landscape, and initiatives to sustain and
strengthen our collective bargaining structures have been a
priority during the year.
MATERIAL ISSUE 2:
Managing and meeting internal and external stakeholder expectations
The expectations of our host communities are many and interconnected. Communities wish to see the creation of employment leading to improved and sustained livelihoods and better quality and access to infrastructure. Governments seek to realise beneﬁts from their countries’ mineral resources through taxes, royalties and in some cases direct ownership stakes. Investors expect management to execute and deliver on business targets which may include production, cost management, earnings and cash ﬂow. We work towards understanding, aligning, and managing expectations and balancing these with our capability and capacity to deliver.
For employees –
wages, beneﬁts and jobs
(and ensuring industrial
relations peace and stability)
For communities –
demonstrating shared
value and delivering
on commitments
For
governments
– utilisation of assets,
delivering beneﬁts and
understanding resource
nationalism
For
suppliers
– understanding and
monitoring the conduct
and impact of our
supply chain
For investors – returns
at acceptable cost and risk(1)
MANAGING AND MEETING
INTERNAL AND
EXTERNAL
STAKEHOLDER
EXPECTATIONS
STAKEHOLDERS:
employees, investors,
communities, governments,
suppliers, customers
(1)
This section can be found online at
www.aga-reports.com/13/os
ANNUAL SUSTAINABILITY REPORT 2013

Progress
GRI indicators on which we report:
•
G4-EC3: Coverage of deﬁned beneﬁt plan obligations
•
G4-LA4: Percentage of employees covered by collective
bargaining agreements
•
G4-LA16: Number of grievances about labour practices ﬁled,
addressed, and resolved through formal grievance mechanisms
•
G4-HR3: Total number of incidents of discrimination and
corrective actions taken
•
MM4: Number of strikes and lock outs exceeding one week’s
duration, by country
Sustaining employment
Providing leadership and supporting management processes
through implementing our System for People (SP) has helped
us ensure these employees are placed in the right roles, with clearly deﬁned responsibilities, and doing the right work to deliver against our goals.
The dramatic decline in the gold price has led to a change in our business approach with our business strategy aimed at
ensuring the sustainability of our business in the short and medium term, and with less emphasis on growth in this time
frame, given that the two new mines Tropicana and Kibali will bring on stream over 500,000oz of gold production in 2014.
This required some refocusing on core business and costs, and restructuring of functions operations.
CASE STUDY: Share ownership plan for employees
www.aga-reports.com/13/cs
We embarked on cost improvements at every level of our
business. In re-basing our company, we started at the top
of the organisation – rationalising management structures,
and cutting out intermediaries (such as some consultants)
and unnecessary layers. The greatest impact has been at
corporate ofﬁces around the world and in the South Africa
and Continental Africa regions.
CASE STUDY: Restructuring in line with global
best practice
www.aga-reports.com/13/cs
Employee wages and beneﬁts make up a signiﬁcant component
of our cost base* 39% in 2013 (38% in 2012). In 2013,
payments to employees of wages and beneﬁts amounted to
$1,593m (2012: $1,565m).
*
The cost base is operating costs plus employee salaries, wages and other beneﬁts as per the value-added statement.
Managing employee grievances
We work towards effectively addressing the concerns
raised by our employees – recognising that they have the
ability to inﬂuence the long-term success of our business.
A grievance policy is in place to give employees an avenue
to lodge grievances or complaints against colleagues and
managers. Line managers and HR practitioners are trained
in the administration of the policy and the formal processes to follow. During the year one report categorised as a
grievance was ﬁled through the whistle-blowing process.
We take any grievances about labour practices ﬁled against
us seriously and corrective actions are taken immediately.
A whistle-blower policy is in place which provides the means for employees to report, in good faith, violations of our values,
Code of Good Business Principles and Ethics, policies,
standards or procedures and laws, regulations and other legal obligations. This policy was implemented to give employees
Average total workforce*
Group
2013
2012
2011
2010
2009
Employees
48,159
47,829
46,066
48,854
49,908
Contractors
18,275
17,993
15,176
13,192
13,456
Total
66,434
65,822
61,242
62,046
63,364
* See discussion on page 7 on average employee numbers.
Our employees are key stakeholders in our business.
M
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2
SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

MATERIAL ISSUE 2: continued
Managing and meeting internal and external stakeholder expectations
Industrial relations in South Africa
Union and collective bargaining participation in South
Africa, where the group has the most number of employees,
is 93%. The majority of gold producers bargain centrally,
under the auspices of the Chamber of Mines, in a practice
that has been established over 30 years. Centralised
bargaining has many beneﬁts, including the optimal use
of skilled resources for both employers and unions, the
establishment of minimum standards and practices
across the group, and the ability to address opportunities
and challenges in a collaborative and coordinated way.
During the year we concluded a two-year wage
settlement covering our employees within the unionised
bargaining unions in South Africa. This followed
the biennial wage negotiations conducted between
the gold producers in South Africa, the Chamber
of Mines and NUM, AMCU, Solidarity and UASA.
Under the agreement reached with NUM, UASA and
Solidarity (collectively representing 63% of employees
withing the bargaining unit in the sector), pay levels
have risen by between 7.5% and 8.0% (effective
1 July 2013) and employees will receive Consumer Price
Index-linked increases in the second year (effective
1 July 2014). This outcome was, we believe, in the
interests of our shareholders and employees.
This settlement followed a 48-hour strike at our Vaal
River Operations in September 2013. While AMCU was
not party to the ﬁnal agreement, the beneﬁts from this
agreement were applied to all employees in the bargaining
unit, irrespective of union afﬁliation.
As a company we work towards preventing, and when
this is not possible, resolving strikes by mineworkers as
swiftly as possible. In doing so we seek to minimise the
adverse impact on levels of trust between employees
and employers.
The wage negotiations, strike and settlement took place
within the context of a dynamic and changing labour
relations climate in South Africa. Currently, AMCU is the
majority union at our West Wits operations, while the NUM
is the majority union at our Vaal River operations. While
this may cause certain challenges at a centralised level,
AngloGold Ashanti’s approach is an inclusive one. We
seek to engage with unions who represent the interests
of employees, and do not generally insist on particular
levels of representation prior to the granting of access or
organisational rights.
a platform to raise anonymous complaints against certain
people and business practices. These are all investigated by
Group Internal Audit, and a full report is provided to the CEO and the Board on a quarterly basis. Appropriate action has
been taken where negative ﬁndings have emerged, up to and
including dismissal of guilty parties.
Collective bargaining
Following signiﬁcant industrial relations unrest in 2012,
particularly in South Africa, the industrial relations climate in
2013 had become relatively more stable, albeit unpredictable.
There were no strikes or lock-outs exceeding one week’s
duration in 2013.
Goals
We will continue to engage as constructively as possible with our employees to ensure mutually respectful and trusting
working relationships. By providing our employees with fair
remuneration for their work, optimal working conditions and
creating a working environment whereby grievances are swiftly and effectively addressed, we believe that we will meet our
employees’ expectations.
We seek to minimise industrial action. Where industrial action does occur, we seek to minimise the duration and impact on
our operations and employees.
“
We will continue to engage as
constructively as possible with our
employees to ensure mutually respectful and
trusting working relationships.
”
ANNUAL SUSTAINABILITY REPORT 2013

Union representation and collective bargaining agreements
(% of employees covered)
2013
Argentina
99
Australia
–
Brazil
100
DRC
29
Ghana
97
Guinea
100
Mali
97
Namibia
64
South Africa
93
Tanzania
82
USA
–
Group
94
Group turnover rate
(%)
09
10
11
12
13
9.70
11.15
8.86
7.55
12.51
South Africa: unionised employees (including contractors) 2013 (%)
2013
2012
No.
%
No.
%
National Union of Mineworkers (NUM)
14,154
50.55
18,542 60.09
UASA
2,798
9.99
3,040 9.85
Solidarity
789
2.82
841 2.73
Association of Mineworkers and Construction Union (AMCU)
8,191
29.25
4,903 15.89
Southern African Equity Workers Association
19
0.07
31 0.10
No union
2,051
7.32
3,499 11.34
Total
28,002
100.00
30,856 100.00
Dialogue session at Moab Khotsong Mine, South Africa.
M
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SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

FOR COMMUNITIES – DEMONSTRATING
SHARED VALUE AND DELIVERING ON
COMMITMENTS
Context
See our online report for our management approach in respect of the following aspects: indirect economic impacts, grievance mechanisms, local communities, grievance mechanisms for
impacts on society and indigenous rights.
We aim to create and share value with the communities in which we operate. The concept of shared value goes beyond simply
redistributing economic wealth; we view it as a way we can
create value for society by addressing its needs and challenges, thereby expanding, where possible, the pool of economic and
social value. Business and society beneﬁts go hand-in-hand, and social harms can result in internal costs for AngloGold Ashanti.
We implement community development programmes at our
operations in partnership with communities and external parties wherever possible. We have developed a set of community
standards (based on international best practice) which have
been rolled out across the group for implementation. This
includes greenﬁelds and brownﬁelds exploration, where these
standards have been adapted to meet the particular needs of
this part of the business. Work to assess the level of compliance of each operation with these standards will commence in 2014 and is expected to be completed in 2015.
In Continental Africa, to better understand the issues that matter to AngloGold Ashanti’s stakeholders and to tailor our stakeholder engagement strategies to better meet their needs, an initiative was launched to analyse and map the concerns, and the relationships between, our local, regional and national stakeholders. This process – known as the stakeholder mapping initiative – involved commissioning experts to produce a framework for engagement
that is consistent across all operations.
Engaging with communities throughout the life cycle of
our operations is the ﬁrst step in creating shared value and contributes to our ability to create a positive and enduring legacy. To truly provide long-term community beneﬁts we work in partnership with communities, governments and local NGOs.
The way in which we create shared value varies according
to speciﬁc community needs. We invest in community
development through direct (community investment and social
infrastructure) and indirect (local procurement and employment)
contributions. The creation of employment opportunities is
another way we make a positive impact – see page 31.
A challenge we are often faced with is the limited capacity
of local and national governments to deliver services to
communities. This results in governments not meeting the
expectations of communities, and blurs the lines between
the expectations of delivery by mining companies with those
of government. As a company, we support governments by
encouraging sustainable development in the areas in which
we operate and by ensuring continuity of services once a
mine has closed. This highlights the importance of forming
partnerships with governments, other companies and other
stakeholders, such as NGOs and donor organisations.
By way of example, the Geita Water Supply Project, which
will supply 200m³ per hour of piped water to Geita Town is a
$10.3m partnership entered into between the Government of
Tanzania and Geita. A memorandum of understanding signed in
December 2012 set out the responsibilities of each party: Geita will provide treated bulk water to a reservoir in the town, while the government will ﬁnance the supply and distribution network to households and public water points. Although the bulk water treatment system compartment has been completed, the
distribution network has yet to be constructed due to ﬁnancial constraints faced by the Government. In order to progress
the project until other sources of funding are secured by the
MATERIAL ISSUE 2: continued
Managing and meeting internal and external stakeholder expectations
AngloGold Ashanti supports social projects in Raposas City, Minas Gerais, Brazil.
ANNUAL SUSTAINABILITY REPORT 2013

Government to complete the distribution network, a phased
approach to completing the project has been agreed. The ﬁrst phase will be the construction of a limited distribution network which is expected to be complete in 2014 while government
seeks additional funding to successfully complete the rest of the project.
Progress
GRI indicators on which we report:
•
G4-EC1: Direct economic value generated and distributed
•
G4-EC6: Proportion of senior management hired from the local community at signiﬁcant locations of operation
•
E4-EC8: Signiﬁcant indirect economic impacts, including extent of impacts
•
G4-LA8: Health and safety topics covered in formal agreements with trade unions
•
G4-SO1: Percentage of operations with implemented local
community engagement, impact assessments, and development
programmes
•
G4-SO2: Operations with signiﬁcant actual and potential
negative impacts on local communities
•
G4-SO3: Total number and percentage of operations assessed
for risks related to corruption and the signiﬁcant risks identiﬁed
•
G4-SO4: Communication and training on anti-corruption
policies and procedures
•
G4-SO11: Number of grievances about impacts on society
ﬁled, addressed, and resolved through formal grievance
mechanisms
•
G4-EN34: Number of grievances about environmental impacts
ﬁled, addressed, and resolved through formal grievance
mechanisms
•
G4-HR8: Total number of incidents of violations involving
rights of indigenous people and actions taken
•
G4-HR12: Number of grievances about environmental impacts
ﬁled, addressed and resolved through formal grievance
mechanisms
•
G4-MM6: Number and description of signiﬁcant disputes
relating to land use, customary rights of local communities and indigenous peoples
•
G4-MM7: The extent to which grievance mechanisms were
used to resolve disputes relating to land use, customary rights of local communities and Indigenous People, and the outcomes
Measuring our progress on our community commitments at a
group level is complex. Global performance metrics to measure the impact of our site-speciﬁc community development
programmes and investments have been developed and are
being rolled out. While we report on community investment
(page 37), we recognise that this is one of the measures of
inputs rather than outcomes. Outcomes often need to be
identiﬁed at a country or operational level, and the inputs of stakeholders themselves need to be taken into account.
Nonetheless, identifying more appropriate metrics is something that the company is currently considering.
One of the ways in which the combined assurance approach
(see page 5) has been used for practical advantage is an
evaluation (including self-evaluation) of the gaps experienced by sites in their implementation of these standards. On the
basis of these gaps, each site has developed and implemented plans to close the gaps.
Bridging gaps in Australia
Sunrise Dam hosted the ﬁrst intake of process technicians’
traineeships for Tropicana in time to meet the start-up of the mine. Another new mine-ready training programme ‘Get on
Track’ was completed with 10 individuals drawn from indigenous communities successfully completing the course. The course
is presented by Carey Training, a local indigenous company
supported by AngloGold Ashanti. Nine of the 10 graduates
have started working with McMahon Contractors at Tropicana.
These initiatives form an important part of our commitment to providing education and skills to local community members,
which has been bolstered by our ‘Think Local’ approach
to community engagement. This approach has resulted in a
signiﬁcant increase in local employment, with locals making
up 8% of new hires in 2013. Considering that the bulk of our
Australian workforce has operated on a ﬂy-in, ﬂy-out basis, this has been a considerable achievement.
Another positive step has been the appointment of six new
indigenous contractors in 2013. Our on-going support of
Aboriginal contractors ensures that these contractors are able to maintain and grow their contracts, further supporting the employment and up-skilling of indigenous people. See pages
73-74 for a discussion on how else we address local and global skills shortages.
In support of indigenous art and culture, The Punu Project
(a cross-generational education and exchange programme)
recommenced during the year at the Tjuntjuntjara community,
local to Tropicana. An artist took up residency in the community to teach wood sculpture techniques, but also to facilitate
bridging the divide between elders in the community and the
youth. Due to its success, the project will be expanded to
another community in Sunrise Dam’s area of inﬂuence.
“
To truly provide long-term community beneﬁts we
work in partnership with the community itself – and
also government and local NGOs whenever possible.
”
M
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2
SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

MATERIAL ISSUE 2: continued
Managing and meeting internal and external stakeholder expectations
Social and labour plans (SLPs) as a mechanism for
social engagement and delivery
In South Africa we have established structured community
engagement forums that are led by the Chief Operating
Ofﬁcer to report back on progress and challenges in
implementing our SLPs. We held three community
brieﬁngs in 2013, in the Merafong, Matlosana and
OR Tambo municipalities. In addition, we established
and participated in structured SLP Implementation
Committee Meetings, which include AngloGold Ashanti
personnel, as well as ofﬁcials from all three municipalities.
The Mandating Committee meets on a quarterly basis to
monitor and ensure progress against the implementation
of SLP projects. Participants in each municipality include
the executive mayors, as well as AngloGold Ashanti’s
sustainability senior management and managers that lead
the portfolios of Enterprise Development, Local Economic
Development, Community, Human Resources, Housing
and Health.
Through our community human resources programme,
we have awarded bursaries to a number of community
members, trained youth in communities on portable
engineering skills, novice miners, learner miners and others in ﬁelds such as ﬁnance and nursing. We continued to
expose interns to formal employment, with nine of the 30
enrolled interns having obtained formal employment either
outside the organisation or inside AngloGold Ashanti.
In addition, we are investing around $4.7m in Social and
Institutional Development. $1.6m per annum is spread
across the Merafong, Matiosana and our labour-sending
areas. The latter initiative forms part of our beyond-
compliance strategy. This is not as required by the law, we
are doing this in addition to fulﬁlling the stipulated statutory requirements. The latter fund responds to Millennium
Development Goals-aligned projects to alleviate poverty,
strengthen the health and education system, promote
gender empowerment and youth development, as well
as curbing the impact of HIV/AIDS in our host and labour-
sending communities. A total of 174 projects beneﬁted
from this fund in 2013.
Our local economic development fund supports income
generating projects such as Uribrant Designz in Merafong.
A young entrepreneur established the business specialising
in design, branding and printing and Uribrandt Designz now
provides services to AngloGold Ashanti, the municipality,
public works and local NGOs, among others.
We supported an ailing butchery, assisting it back into
business through our Enterprise Development Fund.
Dynamic Butchery has now been linked to our internal
procurement system to ensure that it grows and becomes
a sustainable business. Through our intervention the outlet
has recently opened a second butchery.
Development through education lies at the heart of our
socio-economic development projects in South Africa. This
year we handed over the Windows of Hope Primary School
to the Viljoenskloof community in the Vaal River area.
We also contributed to the extension of the Klerksdorp
Methodist Primary School in Klerksdorp.
As part of a teacher and school capacity building
programme we delivered a science laboratory at the
Vaal Reefs Technical School, a science and computer
laboratory at Wedela Technical High School, we replaced
a dilapidated mud school with a new school, new ablution
facilities and a new administration block in the remote
village of Libode at Sonata Junior Primary School in the
Eastern Cape Province. AngloGold Ashanti also built a new
science laboratory, handing this over to the community
of Goso Forest at Goso Forest Junior Secondary School.
All of these projects were launched in partnership with
the Department of Mineral Resources (DMR) and the
Department of Basic Education.
In our quest to strengthen and support the health system
we delivered to our host community of Merafong the
Carletonville Medical Step-Down Facility which is a palliative care unit. In addition to this we built a paediatric ward at the same hospital.
As part of our contribution to enabling healthy living and
promote the use of recreational facilities we handed over the
Khutsong Community Park to the community of Khutsong in
Merafong which boasts a fully equipped outdoor gymnasium,
a soccer pitch and kids play equipment and area.
In 2013 we completed building a new school in the village of Libode in the
Eastern Cape Province, South Africa.
ANNUAL SUSTAINABILITY REPORT 2013

In South Africa we honour the commitments amounting to
$43.4m made in our social and labour plans (SLPs). SLPs
are a key component of the new order mining right in South
Africa and we have developed SLPs to assist in addressing the social and economic impacts that our mining activities have on surrounding communities.
AngloGold Ashanti developed SLPs for the period of 2010 to
2014 in consultation with the host community municipalities of
Merafong and Matlosana, the OR Tambo District Municipality
and recognised labour unions. The West Wits operations’ SLP
was approved by the Department of Mineral Resources (DMR) in
October 2012, and the Vaal River operations’ SLP was approved by the DMR in October 2013. The delay in the approval of
the SLP’s has led to backlogs in the implementation of certain projects and the company has already lodged applications with the DMR for an extension of the implementation of such projects and change in certain projects that were found no longer feasible as agreed with the above mentioned municipalities.
In the Continental Africa region, we have experienced delays in the implementation of a number of community projects, a
result of the ﬁnancial constraints experienced by the group
during the year. In Ghana, an initiative to transfer or sell businesses or initiatives to third parties are currently underway.
The aim is to promote socio-economic development and
sustainable livelihoods.
Community investment
($000) 2013
2012
2011
2010
2009
South Africa
* 8,391
7,700
3,670
3,242
2,962
Continental Africa
13,279
13,341
13,502
8,047
5,525
Australasia
463
464
276
456
133
Americas
5,761
5,148
4,939
5,480
2,804
Less: equity-accounted investments
(5,358)
(1,746)
(1,775)
(1,145)
(543)
Total
22,536
24,907
20,611
16,080
10,881
*
Community investment spend increased in the South African region following an increase in project activity due to the approval of social and labour plans.
M
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2
Economic value-added statement for the year ended 31 December
($m)
%
2013
%
(1)
2012
Economic value generated
Gold sales and by-product income
(2)
99
5,646
98
6,559
Interest received
1
39
1
43
Royalties received
–
18
–
23
Proﬁt from sale of assets
(3)
–
2
–
14
Income from investments
–
7
1
34
Total economic value generated
100
5,712
100
6,673
Economic value distributed
Operating costs
43
2,484
38
2,551
Employee salaries, wages and other beneﬁts
28
1,593
23
1,566
Payments to providers of capital
6
336
7
446
– Finance costs and unwinding obligations
5
296
4
231
– Dividends
1
40
3
215
Corporate taxation
– Current taxation
2
134
6
414
Community and social investments
(4)
1
27
1
19
Total economic value distributed
80
4,574
75
4,996
Economic value retained
(5)
20
1,138
25
1,677
(1)
The 2012 comparatives have been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine. In
addition, IAS19 Employee Beneﬁts have been applied retrospectively from 1 January 2011. For more details refer to group note 39 of the Annual
Financial Statements 2013. In addition, the comparatives have been adjusted to exclude impairments and impairment reversals.
(2)
Gold sales and by-product income were lower due to a 16% lower price received, partly offset by a 4% increase in ounces sold.
(3)
Partial disposal of the interest in Rand Reﬁnery Limited resulted in a proﬁt of $14m in 2012.
(4)
Community and social investments exclude expenditure by equity-accounted joint ventures.
(5)
Economic value retained excludes impairments and impairment reversals.
SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

Stakeholder communication through regular, formal and
planned engagement is one of the ways we give feedback to
our host communities, while also gauging the acceptance of
our social projects. Being proactive in terms of our community engagement is also particularly important at our Colombian
operations, where in certain cases, we have experienced
opposition to our mining activities by the community.
A detailed discussion on our community development
programmes and engagement by operation can be found at
www.aga-reports.com-2013.
CASE STUDY: Greenﬁeld exploration:
engaging with communities in Colombia
www.aga-reports.com/13/cs
Transparent procedures for resolving conﬂicts between our
company and the communities in which we operate are
essential for maintaining our relationships as even minor
issues can escalate into disputes if left unattended. We must, though, also take into account the unique circumstances at
each of our projects and operations. This requires a very clear understanding of the local context.
All our operations in the Americas have long had such
procedures in place. These have been adapted, where
necessary, to be in line with AngloGold Ashanti’s group-wide standard on grievance mechanisms. Our aim is to facilitate
direct communication with members of the community, but in a way that is appropriate and locally-relevant.
By way of example, at CC&V in the United States, through
communications technology that is readily available, an
online grievance mechanism is viable. In Colombia – where
access to the internet is limited in some communities – a
grievance mechanism solely based on the internet would be
inappropriate. Instead, we make use of a range of procedures, including an open door policy, feedback boxes that facilitate anonymous communication, and kiosks where members of
the community can speak to an AngloGold Ashanti employee
or representative. The availability of grievance mechanisms
is widely and transparently communicated (or will be as new
modiﬁcations are made at speciﬁc sites), as is the feedback
where appropriate.
We are sensitive to the importance of respecting the views
of our communities – and acting on their concerns as a
fundamental part of the way we do business. We believe that
we have made progress towards restoring the trust between
our company and the communities through on-going and
proactive communication. We constantly seek opportunities to engage better, and more robustly, with our communities.
Our objective is to ensure that members of the community feel comfortable in raising their concerns with us and that we are able to respond in an appropriate and timely manner.
In 2013 there were 26 community incidents (2012: 58), of
these two were reportable, meaning the incident could affect the company’s reputation or result in a cost to the company.
Community incidents are classiﬁed into ﬁve levels of severity ranging from minor to extreme and include:
•
active community opposition;
•
indigenous or traditional cultural heritage disturbance/rights infringements;
•
human rights issues;
•
structural damage to public or private property;
•
noise and ground vibration; and
•
reputational issues.
MATERIAL ISSUE 2: continued
Managing and meeting internal and external stakeholder expectations
Community incidents*
2013
2012
2011
2010
South Africa
–
3
–
–
Continental Africa
7
53
61
7
Australasia
–
1
–
–
Americas (including Colombia)
19
1
–
–
Total
26
58
61
7
*
Includes all levels of severity. Of the total in 2013, only 2 incidents were reportable.
ANNUAL SUSTAINABILITY REPORT 2013

FOR GOVERNMENTS – UTILISATION OF
ASSETS, DELIVERING BENEFITS AND
ADDRESSING RESOURCE NATIONALISM
Context
See our online report for our management approach for the
following aspects: economic performance and public policy.
We make payments to government, including various forms
of direct and indirect taxation, licensing fees and royalties.
We understand and recognise the rights of local and national governments in this respect and act with integrity in paying what is due in line with international norms, local legislation and tariffs.
We support the long-term, mutually beneﬁcial generation of
value – for our company, for our employees, for communities
and for the governments of the regions in which we operate. To make this a reality, transparent and constructive engagement with governments is needed to foster an understanding of
some of the wide reaching and sustainable beneﬁts gold mining can bring to a country, its people and to its government.
It is understandable that governments seek maximum beneﬁt
from the extraction of a country’s ﬁnite mineral resources.
Mining is a long-term and capital intensive business requiring stable policy environments and tolerable risk levels. Sudden changes in policy can lead to the destruction of value for a mining company (and ultimately the country itself) as projects are delayed and investment withdrawn due to higher perceived risk and costs.
Resource nationalism is one of our key risks, and indeed a
global risk currently facing the mining industry as a whole.
The risk has been exacerbated by a commodities supercycle
that yielded signiﬁcant proﬁts and precipitated increased
competition for access to scarce resources, including gold.
This, combined with socio-economic pressures such as
increasing unemployment and rising community expectations
linked to high poverty levels, has led to governments seeking more than the beneﬁts received through taxation. New
legislation in regions around the world includes increased
export levies and limits on foreign ownership, as well as
mandated local beneﬁciation.
By way of example, the public burden placed on the South African mining industry is signiﬁcant and has been rising progressively:
•
Historically this industry contributes one-ﬁfth of the country’s corporate tax receipts. These taxes are essential to fund
government services and expand social welfare.
•
Electricity prices (set by parastatal electricity utility, Eskom)
have risen by 120.2% over the past ﬁve years, at the same
time that supply has contracted and become less reliable.
•
The Mineral and Petroleum Resources Development Act
(MPRDA), which came into effect on 1 May 2004, provides
for state sovereignty over all mineral and petroleum resources in the country. A formula-driven royalty for the gold industry came into effect on 1 March 2010.
•
To promote economic growth and to foster socio-economic
development and transformation, the Mining Charter was
introduced in 2004, committing all mining companies to meet
certain requirements as part of acquiring their new order mining rights. These included black economic empowerment (BEE)
ownership, employment equity, human resource development,
housing and living conditions, local economic development and
BEE procurement.
We have had pressure from a number of other mining
jurisdictions implementing or planning to implement super
proﬁt taxes in a now changed gold price environment, which
would have a direct impact on our cost of producing in those countries. Globally, taxes and royalties have increased, and we expect will continue to do so. It is our role to encourage and facilitate a better understanding of mining operations,
the production costs involved and the long lead times before realising investment returns and showing demonstrable beneﬁts to communities and to governments in all areas in which
we operate.
Progress
GRI indicators on which we report:
•
G4-EC4: Signiﬁcant ﬁnancial assistance received from government
•
G4-SO5: Conﬁrmed incidents of corruption and action taken
•
G4-SO6: Total value of political contribution by country and recipient/beneﬁciary
•
G4-EC7: Development and impact of infrastructure investments and services supported
Creating employment – both direct and indirect – is one such way that we add value to our host communities and host
countries. In 2013 we paid $1,593m in wages and beneﬁts to
our employees. We support local employment and stimulate
local economic development through our supply chain
management and procurement policies – see pages 41-43.
M
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SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

We spent $9.9m on infrastructure development within our
host countries – in many cases this investment is invaluable to the region and we need to make sure access and beneﬁts
are shared with host communities. We continue to develop
and implement our community development projects – see
page 37.
We believe that transparency leads to accountability and
disclose in full all payments made to governments (including royalties and taxes) in line with the Extractive Industries
Transparency Initiative (EITI) Standard. EITI is a global coalition of governments, companies and civil society who work together to improve openness and the accountable management of
revenues derived from natural resources.
Goals
We will continue to engage with governments to develop a better understanding of the value our operations can bring to the region and the government. Through this engagement we aim to align
government’s long-term plans with those of our company’s and where possible work in partnership with other mining companies or industry partners to deliver more sustainable outcomes.
We believe that we have to have discipline around our stakeholder engagement. In engaging governments, there has to be rigour
and transparency in dealing with pertinent issues that have a direct or indirect impact on host communities. Aligning with broader government development goals and plans, at national, provincial/regional and local level, has become the norm. This goes beyond the payment of taxes to tackling some of the more complex issues of delivering services to currently and previously isolated and underserved communities, and also developing a
better understanding of local priorities and plans where our mutual interests intersect.
MATERIAL ISSUE 2: continued
Managing and meeting internal and external stakeholder expectations
Payments to governments by country ($m)
2013
2012
2011
2010
2009
Argentina
122.4
147.7
133.7
62.6
36.6
Australia
49.2
88.2
122.2
28.1
54.4
Brazil
140.9
143.8
138.2
122.5
78.4
Colombia
22.1
23.3
10.9
14.6
9.6
DRC
23.1
15.9
11.1
10.5
2.2
Ghana
68.5
*77.8
97.9
61.6
55.4
Guinea
93.3
101.4
98.5
96.3
63.6
Mali
57.6
132.3
164.1
170.3
153.3
Namibia
7.4
10.9
9.2
14.0
6.8
South Africa
157.0
250.8
313.3
199.5
117.7
Tanzania
69.8
213.8
101.1
45.0
59.7
USA
28.5
41.3
19.8
19.4
6.6
Total
839.8
1,247.2
1,220.0
844.4
644.3
* The payment to Ghana government for 2012 was restated due to an additional dividend payment made.
“
We believe that transparency leads
to accountability.
”
ANNUAL SUSTAINABILITY REPORT 2013

FOR SUPPLIERS – UNDERSTANDING AND
MONITORING THE CONDUCT AND IMPACT
OF OUR SUPPLY CHAIN
Context
See our online report for our management approach for the
following aspects: supplier assessments for labour practices, procurement practices, investment, freedom of association and collective bargaining, child labour, forced or compulsory labour, supplier human rights assessment, supplier environmental
assessment and supplier assessments for impact on society.
The supply chain for gold is complex, made even more so by
the challenges presented in trying to track gold from production to its use in the ﬁnal product such as jewellery, electronics and other technological applications. Gold is fungible, so it is easily melted and recycled, making it difﬁcult to trace back to its source of origin. In 2011, we committed to developing an understanding of the ethical behaviour of suppliers and to reporting fully on the suppliers screened in respect of human rights. During 2012, the Ethical Supply Chain Tool was
developed with a view to pilot it within the South Africa region before being implemented across the group. Due to the SAP
enterprise resource planning system being implemented during
2013, this work was put on hold and for revision and approval in 2014.
Supply chain management is more than just procuring the
right product, at the right time and in the right quantities.
Effective supply chain management, undertaken with
integrity and in line with the company’s values, can add value to our business by improving efﬁciency, relationships and
reputation and, ultimately, affect the long-term sustainability of AngloGold Ashanti. We are a global company operating
across most of the world’s continents and responsible
management of our supply chain is an increasingly important
ethics and human rights consideration for our business.
External ratings agencies and our customers are ever more
aware of the implications and importance of ethical conduct
in our supply chain. In line with our commitment to the
Voluntary Principles on Security and Human Rights, the UN
Guiding Principles and our Code of Business Principles and
Ethics, we have implemented these across our supply chain
process. We have also taken an active role in a number of
Responsible Gold initiatives to strengthen our supply chain
– see pages 66-68.
Many of our operations are located in developing countries, and responsible management of our supply chain has the potential to add value to these communities. The way in which we operate must be value-adding for the communities, local governments
and society as a whole. At some of our operations, particularly in South Africa, in-country and local procurement is integral to the industry’s transformation programme. This makes
this aspect of supply chain management in South Africa
especially important.
Progress
GRI indicators on which we report:
•
G4-EC9: Proportion of spending on local suppliers at signiﬁcant locations of operation
•
G4-HR1: Total number and percentage of signiﬁcant investment agreements and contracts that include human rights clauses
or that underwent human rights screening
•
G4-HR4: Operations and suppliers identiﬁed in which the right to exercise freedom of association and collective bargaining may be violated or at signiﬁcant risk, and measures taken to support these rights
•
G4-HR5: Operations and suppliers identiﬁed as having signiﬁcant risk for incidents of child labour, and measures taken to
contribute to the effective abolition of child labour
•
G4-HR6: Operations and suppliers identiﬁed as having signiﬁcant risk for incidents of forced or compulsory labour, and
measures taken to contribute to the elimination of forced or compulsory labour
•
G4-SO10: Signiﬁcant actual and potential negative impacts on society in the supply chain and actions taken
M
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SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

We take a cross functional approach to supply chain
management and seek to achieve both compliance with
international human rights and labour standards and ensure
the economic participation of local stakeholders. AngloGold
Ashanti has approved a human rights policy framework in line with international protocols.
We aim to build and maintain trust among all parties in
our supply chain, through collaboration and establishing
partnerships. We insist that we operate responsibly and
that at least all our ﬁrst tier suppliers in our value chain work to live up to the same values and responsibilities to which
we have committed. All of our suppliers are expected to
comply with our Code of Business Principles and Ethics.
The Responsible Sourcing Initiative forms part of the greater project to address human rights, labour standards, health
standards and environmental issues with our ‘ﬁrst-tier’
suppliers (those suppliers who have direct contractual
relationships with AngloGold Ashanti). We are currently
working on developing and rolling out simpliﬁed Supplier
Code of Conduct, Supplier Questionnaire and Annual
Supplier Certiﬁcation process, which will be implemented
in 2014.
In South Africa, our SLPs are one such way that we set our
local procurement targets in South Africa. Mining companies
in South Africa are required to submit and work in accordance with SLPs that have been developed as part of the Minerals
and Petroleum Resources Development Act (MPRDA) and
the Broad-Based Socio-Economic Empowerment Charter for
the South Africa region. A detailed report on our SLPs will be available at www.anglogoldashanti.com in May 2014.
In 2013 South Africa region spent $488m with qualifying
BEE entities (2012: $359m). This represents 55% of our
total procurement expenditure in the region, or $893m. We
achieved 78% of the Department of Mineral Resources (DMR)
compliance scorecard.
Procurement – performance against SLP targets
Another way management of our supply chain has the potential to add value to the communities in which we operate is through supporting small-, medium- and micro-sized enterprises
(SMMEs). For example, in Mthatha in the Eastern Cape,
South Africa, we are in the process of setting up an Enterprise
Development Centre. The purpose of the centre is to provide
entrepreneurs and existing businesses access to formal
sustainable markets by providing training and development in entrepreneurship and basic business management skills. This
initiative was delayed pending an application was made to the
Job Fund for joint funding, to increase the scale of the project.
The application was approved in December 2013.
In 2012, we commissioned a localisation research project in
our host and surrounding communities in South Africa to align our procurement approach with our enterprise development
strategy. From this we were able to develop a database of
enterprises within local communities and, at the same time,
understand and deﬁne socio-economic needs within these
communities. To address these ﬁndings, we developed an
online local community enterprise registration portal, and
Expenditure with qualifying
BEE entities
09
10
11
12
13
29
36
43
45
55
(%)
Procurement – performance
against SLP targets
Actual Target
46
30
57
60
56
40
Capital
Services
Consumables
(%)
“
We insist that we operate responsibly and
that all our suppliers in our value chain live
up to the same values and responsibilities to
which we have committed.
”
MATERIAL ISSUE 2: continued
Managing and meeting internal and external stakeholder expectations
ANNUAL SUSTAINABILITY REPORT 2013

loaded the database of existing local enterprises that was
collected as part of the research project.
In April 2013, the portal was launched to the local communities;
and local suppliers can now directly register their details on this portal and the company can now easily access them
when required.
The development of small businesses has been particularly
successful in Australia where we have established a community engagement team to build capacity among local suppliers and
generate more employment initiatives. Progress has been made in reviewing the supply chain process and SMMEs are given the mentorship needed to help them establish themselves.
CASE STUDY: Procurement programme
in Brazil
www.aga-reports.com/13/cs
CASE STUDY: Indigenous employment
programme in Australia
www.aga-reports.com/13/cs
Goals
Our global supply chain division takes a holistic view of
our supply chain – recognising that proper supply chain
management has a positive impact on our operating costs
and assists in generating proﬁt; recognising too that we have the potential to create wealth for the communities in which we operate. We plan to start monitoring the management of our
supply chain through internal and external audits in 2014, and to act immediately on any corrective actions to be taken. Our commitment to developing an understanding of the ethical
behaviour of our suppliers is on-going and we plan to fully
report on this in 2016.
The management of our haulage logistics is key to our procurement practices.
M
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SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

ACCESS TO AND SECURITY OF AFFORDABLE
ENERGY, AND CLIMATE CHANGE
Context
See our online report for our management approach in respect of the following aspects: energy and emissions.
Mining is an energy-intensive sector and our energy
performance goes hand-in-hand with our business-planning
processes. We need a consistent and cost-effective supply of energy for our existing operations, as well as secure access to energy for our future projects.
Our energy usage is inextricably linked to our greenhouse gas
(GHG) emissions and hence our climate change strategy. There is an increasing likelihood of climate change regulation in a number of countries in which we operate. The introduction of a carbon tax in South Africa has been delayed to 2016. This tax, when implemented, could result in higher operational costs, and negatively affect our ability to maintain production. We also face potential impacts from climate change, which are both physical and ﬁnancial. They include operational risks such as business continuity, and could have an impact on our communities by
threatening energy, water and food security.
Reducing our energy consumption has a number of
important beneﬁts for the company, including curtailing
costs and cutting our GHG emissions. The beneﬁts extend
beyond our company and reducing emissions is an industry-
wide challenge.
MATERIAL ISSUE 3:
Competing for resources and infrastructure
Securing the resources and infrastructure needed for our current and future operations is of critical importance to the company. Failure to do so could curtail our operations in the long term and have fundamental impacts on our socio-economic environment, negatively impacting communities’
ability to sustain their livelihoods, health and wellbeing.
Access to and security
of affordable
energy, and
climate change
Land
management,
biodiversity, resource
usage and planning for
mine closure
Activities related to
artisanal and
small-scale
mining
Access to and security of
affordable water
COMPETING FOR
RESOURCES AND
INFRASTRUCTURE
STAKEHOLDERS: employees, communities, government
ANNUAL SUSTAINABILITY REPORT 2013

Progress
GRI indicators on which we report:
•
G4-EC2: Financial implications and other risks and opportunities due to climate change
•
G4-EN3: Direct energy consumption
•
G4-EN5: Energy intensity
•
G4-EN15: Direct GHG emissions (scope 1)
•
G4-EN16: Indirect GHG emissions (scope 2)
•
G4:EN18: GHG emissions intensity
•
G4-EN20: Emissions of ozone-depleting substances
In 2011 we developed a global strategy to build energy security for our business in the long term. During 2013, we reﬁned this strategy to align it with organisational changes and incorporate
ﬁndings from an industry-wide benchmarking study. The
result was the development of the AngloGold Ashanti Energy
Management System (EnMS), which uses the ISO 50001
Energy Management System Standard as a foundation and
incorporates best practices from a number of industries. Our
EnMS focuses on four key principles:
•
establishing a systematic process to ensure continuous
improvement;
•
proactively managing power generation costs and utility
contracts;
•
achieving sustainable improvements in energy efﬁciency; and
•
ensuring operations have energy security over their
anticipated life of mine.
To drive this strategy across operations, we created and ﬁlled a new position of Global Vice President – Energy. This role
supports all sites by implementing and driving standard work practices, identifying and implementing new technologies,
and addressing all facets of energy consumption, generation, and cost management. This position is supported by Principal
Energy Advisors who focus on the needs of speciﬁc regional
operations, as well as site-level Energy Champions who
implement projects, identify opportunities, and drive energy performance against related KPIs.
Our total energy consumption for the year was 32.68PJ
(2012: 31.74PJ) and this accounted for 18.7% of our operating costs (2012: 20%). Our energy intensity was 0.32GJ per tonne of rock treated in 2013 (2012: 0.38GJ). Our total GHG emissions for the year were 4,505t CO2e (2012: 4,474t CO2e). More detail on our GHG emissions and climate change risks can be found in our Carbon Disclosure Project (CDP) reports(1).
Our GHG intensity amounted to 0.044t CO2e during the year
(2012: 0.053t CO2e). This translates to 1.11Mt CO2e per tonne of rock treated. Due to our South African operations’ reliance on electrical energy, which is supplied from coal-based power stations, the region contributed 64% of our total GHG emissions
(2012: 63%).
Energy consumption
and intensity
09
10
11
12
13
(PJ) (GJ/t)
30
31
31
32
33
0.40
0.41
0.41
0.38
0.32
Greenhouse gas emissions
and intensity
09
10
11
12
13
(Mt CO
2
e) (Mt CO
2
e/t)
4.8
4.8
4.3
4.4
4.5
0.06
0.06
0.06
0.05
0.04
Ice at Mponeng Mine, South Africa, is pumped down into the mine to ensure a well cooled, ventilated and safe working place.
“
Our integrated energy model won the 2013
Eskom eta Award for Innovation.
”
M
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(1)
www.anglogoldashanti.co.za/sustainability/global+initiatives/carbon+
disclosure+project.htm
SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

In South Africa much of our mining is conducted in deep
underground mines, making them particularly energy intensive, using electricity from mainly fossil fuel sources. Our South
African operations accounted for 37% of our total energy
usage and 90% of our Scope 2 CO2 emissions. Reducing our
energy consumption and intensity in this region is a key focus area and adopting innovative technologies is an important
way to help reach our energy usage targets. This impetus is
heightened by concerns related to medium- and long-term
energy security, given the national energy utility’s (Eskom) on-
going constraints. In this regard we work very closely with
Eskom in reducing our energy off take, particularly during
periods of peak demand. AngloGold Ashanti established the
Technology Innovation Consortium (ATIC) to develop solutions to the technical challenges in deep underground mining,
speciﬁcally in the South Africa region, and addressing energy-
related challenges is a key component.
As part of this effort, an integrated simulation model was
developed that captures all interactions between the processes which manage environmental conditioning underground i.e. any modiﬁcation of the environment by any of our mining activities.
During the building phase the model indicated operational
problems on a turbine dissipater that saved the mine 2.5 MW
instantly. Due to the fact that all the processes that currently contribute 80% of a typical deep level mine’s energy are now captured in a single model, users are able to optimise processes and eliminate controller and process operating errors. This
integrated energy model won the prestigious 2013 Eskom eta
Award for Innovation, acknowledging exceptional effort in the efﬁcient use of energy.
In addition to the efforts noted above, our operations continue to address increasing energy costs and consumption through
a number of capital investment and energy awareness actions.
These include upgrades to infrastructure (such as ventilation, lighting, compressed air generation, and underground cooling systems), mining systems (including winder upgrades, reducing compressed air and water consumption, and upgrading
pumping systems), and processing plant systems (increased
production utilisation, new hydro-metallurgical processes, and improving comminution efﬁciency). Installation and upgrade to supervisory control and data acquisition control systems and energy metering systems is enabling our team to accurately
measure and analyse energy efﬁciency, control electrical
demand, and automate processes.
We continue to analyse opportunities to increase our use
of low-carbon generation, including hydroelectric power,
renewable energy, and energy recovery systems. New tax
credits and sources of supplemental funding, such as that
from the Australia Renewable Energy Agency (ARENA) provide
us with opportunities to revisit the application of low-carbon technologies at our sites.
Goals
Ensuring energy security is critical to our long-term success. By implementing new ways to reduce our consumption and ﬁnding
new, less carbon-intensive sources of energy, we also reduce our GHG emissions, thereby lessening our contribution to
climate change. We continue to develop site-speciﬁc strategies to help us realise our targets, and commit to doing all we can to progressing our global strategy to build energy security. We are currently developing group level targets.
MATERIAL ISSUE 3: continued
Competing for resources and infrastructure
Australasia 174
Americas 312
Continental Africa 744
South Africa 47
Scope 1 GHG emissions by region
(’000t CO
2
e)
Americas 87
Continental Africa 225
South Africa 2,916
Scope 2 GHG emissions by region
(’000t CO
2
e)
ANNUAL SUSTAINABILITY REPORT 2013

ACCESS TO AND SECURITY OF
AFFORDABLE WATER
Context
See our online report for our management approach in respect of the following aspects: water and efﬂuents and waste.
Responsible water management is a critical consideration in
all the areas in which we operate. Water is an essential input for our mining and processing activities and needs to be used as efﬁciently as possible, always taking into account the water needs of the communities around us. In addition, the water
that we release back into the environment is often also used by downstream communities. Failure to secure access to and the
protection of this resource could curtail our future and current operations and negatively affect communities’ ability to sustain their livelihoods, health and wellbeing.
Where operations are located in water-scarce areas, they may compete for this resource with local communities, agriculture and other industries. Water scarcity is heightened by low
rainfall, changing rainfall patterns, degradation and over-use of ground water and surface water, as well as climate and
demographic factors. On the other hand, there are areas
which experience an over-supply of water, posing equal
challenges to our operations through the risk of ﬂooding and accidental releases of process water.
In 2011 AngloGold Ashanti developed a global strategy
for building water security. While our approach to water
management varies by location and operation, the overriding
focus of the strategy is to:
•
minimise fresh water consumption;
•
adopt an integrated water management approach;
•
address discharge water quality – especially the legacy
issues related to this – see page 60; and
•
increase the frequency and scope of monitoring and reporting.
Progress
GRI indicators on which we report:
•
G4-EN8: Total water withdrawal by source
•
G4-EN22: Total water discharge by quality and destination
Geita Gold Mine in Tanzania pumps water from Lake Victoria to supply the mine as well as the community via water points along the pipeline.
M
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SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

Improving water efﬁciency means maximising the amount of
water we recycle and reuse, eliminating water wastage and
reducing demand where this is technically feasible, including through the adoption of new technologies.
To succeed in reducing our fresh water consumption, we need
to fully understand our water footprint, including the type of water we use, where it comes from and the water we release
into the environment. Our primary sources of water are ground water (24%), surface water (40%) and utilities and/or external water suppliers (36%).
We have made progress in implementing the global strategy on a local and site-speciﬁc level. In South Africa we continued with implementing the various components of the integrated water
management strategy, including:
•
The maintenance of regional water balances at both West
Wits and Vaal River to ensure optimised utilisation of water in accordance with our water use hierarchy, for example priority utilisation of recycled process water and underground water
originating from Margaret Shaft. The tailings reclamation
activities of Mine Waste Solutions (MWS) were fully integrated into the Vaal River regional water balance during the year.
•
Ongoing upgrades of process water containment
infrastructure to reduce potential environmental discharges
– this is evident in the improvement in reportable incidents in 2013.
•
Expansion of seepage interception mechanisms around
tailings storage facilities. We have commissioned additional boreholes at the Vaal River well ﬁeld, as well as new boreholes at the MWS Kareerand Tailings Storage facility.
•
Rehabilitation of historically polluted areas such as Varkenslaagte at West Wits and ongoing reclamation of tailings storage
facilities at both MWS and Vaal River Operations.
Where feasible we operate a closed loop system (recycling
the water we use without discharging it to the environment).
This has multiple beneﬁts, including reducing our overall water consumption and pumping requirements and minimising the
risk of potential contamination. In operations where this is not possible owing to high levels of rainfall, such as Ghana and
Brazil, we have installed water treatment systems to manage
efﬂuents to meet applicable discharge standards. Making sure all the water we return to the natural environment is treated to the desired quality is crucial, using regulatory requirements as a minimum.
At Cerro Vanguardia, Argentina, a re-injection of excess mine pit and underground water into the nearby aquifers is being
evaluated as a means of reducing evaporative losses from
the groundwater system, so as to limit the drawdown of the
regional aquifers.
Addressing legacies remaining from earlier mining practices
remains an area of focus for the company. A discussion on
water management at Obuasi, including the legacy issues
surrounding water, can be found on pages 59-61.
CASE STUDY: The worth of water – priceless!
www.aga-reports.com/13/cs
Goals
It is always our intention to minimise our impact on the
environment and, where possible, ensure positive outcomes.
This means that avoiding, or mitigating our impacts on the water environment underpins our global strategy for building water security and will continue to drive all our site-speciﬁc initiatives.
MATERIAL ISSUE 3: continued
Competing for resources and infrastructure
Water consumption
and intensity
09
10
11
12
13
49.2
49.4
49.8
53.5
64.8
0.66
0.66
0.67
0.64
0.64
(ML) (000/t)
Water security is key at most operations, especially those where limited water options exist such as Sunrise Dam Gold Mine in Australia.
ANNUAL SUSTAINABILITY REPORT 2013

LAND MANAGEMENT, BIODIVERSITY AND
PLANNING FOR MINE CLOSURE
Context
See our online report for our management approach in relation to the following aspects: biodiversity, local communities, closure planning, materials, and efﬂuents and waste.
We need to access land for exploration and, where this is
successful, to secure access to the orebody for mining. This generally involves rigorous permitting processes, as well as engaging with communities. As they were present before
we arrived and will remain after we leave, communities and
regulators are very concerned about our stewardship of the
land, including its biodiversity. Of critical importance is access to and sharing of water resources.
Mining, when strategically planned and carefully implemented, need not have negative impacts on biodiversity. Biodiversity management is therefore a prominent part of our land
management approach and we seek to site our infrastructure
to avoid sensitive areas.
AngloGold Ashanti is committed to rehabilitating the land we use during the mine’s life and leaving a positive legacy after our mining activities have ceased. Enhancing biodiversity is a key component of our rehabilitation programmes.
Planning for closure begins at the outset of every project. Closure planning requires the active participation of all disciplines, from engineering to ﬁnance, to ensure that it is integrated with
mine planning and operations. It is inevitable that all mines will eventually fully exploit their resources and operations will cease.
Likewise, managing community expectations is critical to our closure strategy.
Progress
GRI indicators on which we report:
•
MM1: Amount of land (owned or leased, and managed for
production activities or extractive use) disturbed or rehabilitated
•
MM3: Total amounts of overburden, rock, tailings, and sludge and their associated risks
•
MM10: Number and percentage of operations with closure plans
•
G4-EN1: Materials used by weight or volume
•
G4-EN11: Operational sites owned, leased, managed in, or
adjacent to, protected areas and areas of high biodiversity
value outside protected areas
•
G4-EN12: Description of signiﬁcant impacts of activities,
products, and services on biodiversity in protected areas and areas of high biodiversity value outside protected areas
•
G4-EN23: Total waste by type and disposal method
•
G4-EN24: Total number and volume of signiﬁcant spills
•
G4-EN29: Signiﬁcant ﬁnes and number of non-monetary
sanctions for non-compliance with environmental laws
and regulations
Land management and biodiversity
A new Biodiversity Management Standard was developed
during the year and is scheduled to be approved by the
Executive Committee in early 2014. It sets out the requirements that all sites must meet in terms of biodiversity assessments and management. It was prepared in recognition of the growing impacts on biodiversity as a result of population and economic growth and of climate change and in order to clarify the
minimum performance requirements of operations.
Our approach to responsible management of land and
biodiversity has been clearly illustrated at La Colosa. La Colosa lies in steep terrain in Colombia’s central Cordillera region in one of the world’s most biodiverse regions. A strict environmental plan has been developed to minimise the footprint of land
disturbed by exploration and harmful biodiversity impacts.
To ensure that our environmental plan achieves these goals,
during 2013 we completed an ecosystem delimitation study of
the local moor ecosystem (an ecosystem typical of high tropical paramo mountains). Legally, no mining or exploration is allowed to be carried out in these areas and it has been poorly studied when compared to other tropical ecosystems. The purpose of
the study was to delineate, characterise and zone the land for environmental protection and ecological structure. The results of this study will now be discussed with regional and national authorities and will further shape our environmental plan.
“
Mining, when strategically planned and
carefully implemented, need not have
negative impacts on biodiversity.
”
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MATERIAL ISSUE 3: continued
Competing for resources and infrastructure
We also engage with local communities and NGOs in Colombia
on our approach to environmental management in the area and
have entered into partnerships with a number of NGOs to help guide our strategy.
Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas
Country and operation
Continental Africa
Ghana
Iduapriem Neung North Forest Reserve is located immediately adjacent to the southern boundary of the Iduapriem operational area. The total area under management at Iduapriem is 16,000ha. The revegetated areas of two mine waste rock dumps provide a corridor for the reserve. No farming or logging is allowed in the reserve.
Obuasi 347ha of the 476,000ha Obuasi mine concession fall within the Dampia Forest Reserve. The 42ha Obuasi
Catchment Area Forest Reserve lies within the concession.
Tanzania
Geita The operation’s special mining licence (SML) is 196km² of which 151km² lies within the Geita forest reserve.
The mine’s prospecting licences outside the SML cover 101km² of the Geita forest reserve. The Geita forest reserve has undergone signiﬁcant deforestation mostly from unauthorised activities such as timber and charcoal making and illegal mining activities, which are not related to AngloGold Ashanti operations.
Americas
Brazil
AGA Mineração RPPN AngloGold Cuiaba, a private natural heritage reserve, is owned and managed by AngloGold Ashanti.
The total area under management of Cuiaba Mine is 3,867ha, of which the RPPN comprises 742ha. The
RPPN falls in the Atlantic Forest biome and is listed in national legislation.
AGA Mineração RPPN Mata Samuel de Paula, a private natural heritage reserve, is owned and managed by AngloGold
Ashanti. The total area under management at Nova Lima is 6,449ha, of which the RPPN comprises 147ha.
The RPPN falls in the Atlantic Forest biome and is listed in national legislation.
AGA Mineração The Córrego do Sítio mine has an area of 3,039ha and is 1km from the Caraça National Reserve. The reserve falls in the Atlantic Forest biome and is listed in national legislation.
Serra Grande Within 5km of a declared national reserve of the Cerrado biome listed in national legislation. The total adjacent area under management at Serra Grande is 2,608ha.
Colombia
La Colosa Project The exploration area (6.4ha) falls within the Central Forest Reserve, a zone of 15km to the west and 15km to the east of the Central Andes Mountain Range. The exploration area was previously used for grazing and pasture. The law allows mining, with authorization from the Ministry of Environment, that prioritises the development of previously disturbed areas and which promote the recovery of habitats and maintenance of biodiversity.
Australasia
Australia Exploration
The Tropicana exploration tenements cover an area of 10,560km2 and are situated in the vicinity of the
Tropicana Gold Mine (TGM). The region has high biodiversity value for a number of ﬂora and fauna species protected by state and federal legislation. Some of the exploration tenements of the Tropicana group are adjacent to the Queen Victoria Springs Nature Reserve, located 127km south-west of the Tropicana mine, and some of the tenements are adjacent to and within the Plumridge Lakes Nature Reserve located
17km south-east of the Tropicana mine, however no work is conducted inside these nature reserves. The
Tropicana Group 2 and 3 tenements, located to the south of the Tropicana mine, are subject to approval under the federal Environment Protection Biodiversity Conservation Act 1999. Exploration in this area is conducted in accordance with approval conditions and a Conservation Management Plan to ensure protection of threatened fauna.
CASE STUDY: Biodiversity in Tropicana:
A little known plant species causes a stir
www.aga-reports.com/13/cs
ANNUAL SUSTAINABILITY REPORT 2013

Tailings management
Like other mining companies, we generate waste rock and
tailings* as a result of our mining and processing operations.
During mining, soil and rock are generated to expose the
orebody. Overburden and waste rock typically contain sub-
economic levels of gold and are deposited as large waste rock dumps. Some low-grade deposits are processed on heap
leach pads. In this process, ore is crushed and heaped on
an impervious or lined pad. Low strength cyanide solution is irrigated over the heaped pad for periods of up to three months.
*
Tailings are the ﬁne process efﬂuents that are deposited in the form of a slurry in tailings storage facilities (TSFs), that have been speciﬁcally designed for this purpose.
Internal Tailings and Heap Leach Management Frameworks
set the standard as well as provide guidance to which tailings and heap leach facilities will be constructed and operated.
Internal geotechnical engineers are responsible for ensuring the structural stability of tailings, heap leach facilities and waste rock dumps.
The impact of failure of a TSF can be signiﬁcant. We monitor these facilities closely and ensure their management is in accordance with our permits, national regulating requirements, company
standards and agreements we may have with communities.
Other waste management
Waste streams arise from the commercial, industrial and
domestic activities of the company. Because our mines are
generally found in rural or peri-urban locations, where waste and sewage handling services are not available, the mines often operate landﬁll and sewage treatment facilities. A company
waste management standard addresses the management of
risks arising from the use of hazardous materials, including the waste mitigation hierarchy of avoiding, reducing, reusing, recycling, treating and disposing of waste.
Cyanide
We seek to optimise the use of our resources, be they renewable or non-renewable. Like other gold mining companies, one of
the materials that we consume in large quantities, and which has a great potential impact on the environment, is cyanide.
The responsible management of cyanide is integral to our
social licence to operate. Our ongoing compliance with the
International Cyanide Management Code (Cyanide Code), along
with rigorous reporting, is central to this. The Cyanide Code is a voluntary initiative, and addresses production, transport, storage, and use of cyanide and the decommissioning of
cyanide facilities.
We remain committed to achieving and maintaining Cyanide
Code certiﬁcation at all our operations. By the end of 2013, 15 of our operations were fully certiﬁed including four that were re-
certiﬁed during the year (Siguiri, Sadiola, Yatela and Navachab).
Obuasi, in Ghana, has undergone a certiﬁcation audit and is
awaiting results. The construction of replacement cyanide
handling facilities at Obuasi was completed in late 2012, with commissioning in 2013. The East Gold Plant at Vaal River
ceased production in June 2013 and was decommissioned.
Geita in Tanzania and Iduapriem in Ghana are continuing
with modiﬁcations in order to comply with Cyanide Code
requirements and two operations, Tropicana and Mine Waste
Solutions (which is part of South African Surface Operations), are preparing for the certiﬁcation process.
The group used 31,000t of cyanide in 2013 (2012: 27,000t).
Planning for mine closure
Mine closure is inevitable, it often occurs when there is limited revenue, limited resources and often, a concerned and fragile community and workforce. The AngloGold Ashanti Closure
Planning Team works closely with all levels of the business to improve the integration of closure planning and implementation with daily business activities, starting at the planning stage of operations and projects. Integration includes aspects
such as including feasible backﬁll of depleted open pits into mine plans, designing and constructing waste rock dumps
to maximise the opportunity for progressive rehabilitation
and incorporating sustainable livelihood development into
operational community investment programmes.
Through improved integration of closure considerations with
daily operations, we can ensure effective and efﬁcient closure in accordance with our company values, thereby delivering on our commitments to stakeholders and assisting communities
to establish a sustainable future.
To this end, our Closure Planning Management Standard
(previously the Closure and Rehabilitation Management
Standard) was subjected to a thorough review in 2012/2013
based on experience gained through implementation of the
standard since its introduction in 2009. The revised standard, which retains the requirements for integrated closure planning from exploration and project design, clariﬁes what is expected of site management in terms of ensuring that sites are closed in accordance with the company’s values. The standard was
Cyanide usage
09
10
11
12
13
(000t)
27
23
24
27*
31
* Cyanide usage in 2012 was re-calculated after
the Sustainability Report 2012 went to print.
Total number of reportable
environmental incidents
09
10
11
12
13
51
27
27
16
10
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SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

MATERIAL ISSUE 3: continued
Competing for resources and infrastructure
approved by the group’s Executive Committee in September
2013. A guidance document to assist site personnel in
applying the standard, a self-assessment tool to assist
operations to identify where their closure planning efforts
should be prioritised and an audit protocol to ensure consistent evaluation of implementation progress are expected to be
ﬁnalised in early 2014.
During 2013 a decision was taken to cease mining at our
Yatela operation in Mali. The decision was made on the basis of increasing safety issues surrounding open pit mining and a declining gold price. Yatela community development activities have not yet been negatively affected by halting mining
activities. A revised plan for social development, focusing on expanding and enhancing community development and current
socioeconomic projects, has been developed in consultation
with affected stakeholders.
Our exit strategy and rehabilitation in the Solomon Islands, where we were involved in greenﬁelds exploration activities, is notable.
CASE STUDY: Solomon Islands: closure
without complication
www.aga-reports.com/13/cs
For a full list of provisions made for accounting restoration and decommissioning liabilities please see page 34 of the Annual
Integrated Report 2013 .
Goals
Meeting our obligations for responsible land and biodiversity management is an ongoing commitment to which we allocate
the necessary resources from planning through to mine
closure. The recent biodiversity standard and revised closure standard set the business expectations and implementation of the standards will begin in earnest in 2014.
We recognise that we have a long-term obligation to close our sites responsibly, integrating closure and mine planning with operations throughout the life of mine and considerate of the environment, workforce and communities.
Accounting restoration and decommissioning liabilities ($m)
2013
2013
2013
2012
Group
Restoration
Decommissioning
Total
Total
South Africa 10.0 68.1
78.1
148.8
Continental Africa 273.3 137.7
411.0
427.5
Australasia 21.9 31.2
53.1
61.5
Americas 194.3 42.3
236.6
249.5
Less: equity-accounted investments (27.4) (23.0)
(50.4)
(46.2)
Total 472.1 256.3
728.4
841.1
The Borokoni dam, built by AngloGold Ashanti, provides water to the Borokoni Village near Yatela in Mali, an example of creating lasting and positive long-term beneﬁts.
Restoration
Decommissioning
2013 Total
2012 Total
Accounting restoration and
decommissioning liabilities
($m)
472.1
256.3
728.4
841.1
ANNUAL SUSTAINABILITY REPORT 2013

ACTIVITIES RELATED TO ARTISANAL AND
SMALL-SCALE MINING
Context
See our online report for our management approach in relation to the following aspect: artisanal and small-scale mining.
Artisanal and small-scale mining (ASM) is a feature of gold
mining regions around the world. The practice often involves child labour, which we neither accept nor condone. ASM is
labour-intensive, using a semi-skilled or unskilled workforce with low levels of mechanisation, production, productivity,
recovery and efﬁciency and is often characterised by unsafe
practices and an inadequate understanding of safety
requirements. Artisanal miners often rely on informal ﬁnanciers, who often control the sale of this gold in an organised and
sophisticated way. It is an activity that has been done in many communities for centuries. However, given low levels of formal employment where large-scale operations exist, it has taken
on an increasing level of risk where communities encroach on mining lease areas and illegally enter company mining areas.
It is estimated that more than 100 million people rely on this sector for income (both directly and indirectly). We recognise that legal ASM is provided for in the legislative framework
of most mining countries and has the potential to provide
livelihoods to people who are often from marginalised and
poor communities.
We distinguish between legal and illegal ASM. The conditions under which ASM can be legal or illegal depend on country-
speciﬁc legislation. Legal ASM is done in compliance with the laws of the country, and this means permits are granted in
areas designated by governments or in areas not covered by
the exclusive rights of a third party. Illegal ASM occurs when artisanal or small scale miners operate outside the provisions of the law, including when they operate on concessions where others have exclusive mineral rights, and therefore might involve theft of property. The gold mined in these areas bypasses the payment of taxes and export regulations, possibly funding
conﬂict and other illegal ﬁnancial activities. In some of the areas in which we operate, particularly Ghana and Tanzania, tension with illegal miners has led to conﬂict with our employees and our business has been negatively impacted by illegal mining
within our concession.
The informal nature of and low levels of compliance in the
ASM sector also affects worker safety and in fact, ASM can
be very dangerous. Communities may also be affected by
environmental degradation as the enforcement of environmental regulations is hampered by the informality. ASM can pollute
waterways through mercury use, dam construction, siltation,
poor sanitation, and indiscriminate efﬂuent dumping.
Deﬁning ASM around the world
Artisanal miners are is referred to by many different names
around the world. Some of these terms include:
•
Galamsey (Ghana)
•
Orpailleurs (DRC)
•
Garimpeiros (Brazil)
•
Zama Zamas (South Africa)
•
Barequeros (Colombia)
Progress
GRI indicators on which we report:
•
MM8: Number (and percentage) of company operating sites
where ASM takes place on, or adjacent to, the site; the
associated risks and the actions taken to manage and mitigate these risks
ASM (both legal and illegal) is becoming increasingly
mechanised and this leads to increased loss of ounces,
environmental degradation on areas of land for which we
are responsible, serious community health impacts, and
increasingly violent clashes with local communities. Incidence of illegal artisanal miners entering active and inactive pits results in potential disruptions in our mining activities and poses a signiﬁcant safety threat to our employees, security
personnel and the artisanal miners themselves, with attendant reputational risks.
In order to protect our assets, our employees, the environment and local communities, we act against illegal ASM activity on our sites. We seek to address illegal ASM activity through
strategic and thorough security interventions to stop illegal activity on our concession. We support taking action that
is appropriate in terms of the law and in accordance with
international principles of human rights, including the
Voluntary Principles on Security and Human Rights (VPSHR)
including rules of engagement, and the UN Guiding Principles on Business and Human Rights. Further discussion on human
rights can be found on pages 69-70.
At the same time, we support steps taken to develop
standards for a legal, formal and responsible ASM sector
and where relevant each of our operating sites includes ASM
M
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SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

MATERIAL ISSUE 3: continued
Competing for resources and infrastructure
considerations in their environment, health and social baseline assessments. These assessments continue through the life of
the mine to help monitor and control illegal mining activities.
Engagement and collaboration with local governments, artisanal miners and local communities play an important part in all our
ASM strategies, as does security and legal considerations.
Multi-stakeholder partnerships led by governments help
improve security interventions and mitigate environmental,
health and social impacts.
During the year, a corporate-led ASM working group was
constituted to coordinate all ASM activities and interventions internally. A number of key initiatives have been undertaken including:
•
development of a guidance framework on how ASM issues
should be managed during the implementation of major
capital projects; and
•
identiﬁcation of generic regional ASM risks and their control measures across the region as input into the region and
group’s risk register.
To improve security across our operations, we:
•
signed an Memorandum of Understanding (MOU) with the
Tanzanian regional police to guide assistance in dealing
with illegal mining incursions, monitoring of arrests and
prosecution follow-through, as well as the demarcation of
the concession area;
•
co-operated with a national initiative to curb illegal mining in
Ghana; and
•
participated in an ASM Steering Committee that was
established by the provincial authorities in the Democratic
Republic of the Congo, to facilitate the creation and
management of exclusion zones around the areas where we
have operational activities.
One of the key challenges experienced during the year has
been limited progress in the development of multi-stakeholder partnerships elsewhere in Africa, such as in Ghana. These
partnerships are important to co-create solutions to ASM
challenges. Unfortunately, ASM baseline studies that might have supported the process of creating partnerships in Ghana have had to be suspended owing to recent budgetary constraints.
There are plans to resume these in the near future.
In Ghana, the launch of Community Trust Funds at Obuasi and
Iduapriem will have a positive impact on the socio-economic
development of the area around these mines, and is likely to have a positive impact on the generation of alternative livelihoods.
In Antioquia, Colombia, ASM has been integral to the local
economy and culture since the 1800s. In 2012, we entered
into discussions with the community regarding alternative
livelihoods for the artisanal miners at our Gramalote Project.
These discussions addressed more than just monetary value,
but rather focused on ways to create sustainable futures for the miners. In 2013, training was undertaken in collaboration with the National Vocational Training Institute and 69 of the former artisanal miners are now employed by AngloGold Ashanti at
Gramalote. The Colombian government works in partnership
with us and, via the National Vocational Training Institute, are
involved in preparing miners for future employment.
We have also assisted those miners who wished to build their own businesses by offering training in rural entrepreneurship.
Although a number of business ideas were generated over
the course of 2013, the implementation of the programme
has been more challenging given the external gold market
conditions. The Gramalote Project itself has developed more
slowly than initially envisioned, so it has struggled to generate sufﬁcient demand to support entrepreneurial activities.
However, our support to former artisanal miners continues
and in 2014 both groups will continue to look for viable
employment alternatives.
Goals
It is our view that the challenges of ASM and illegal mining can best be addressed by adopting a multi-stakeholder approach,
working with governments in addressing the issue, along with artisanal miners, NGOs and development agencies. We seek
to improve the lives of those people affected by our mining
activities, as well as take care of the local environment. Building on the successful establishment of the Tanzania ASM MSPI,
a similar process is being pursued in Ghana, and comparable
models will be considered for Guinea and Mali.
ANNUAL SUSTAINABILITY REPORT 2013

Seeking co-existence in Tanzania
In Tanzania, AngloGold Ashanti signed a Multi-stakeholder
Partnership Initiative (MSPI) Framework Agreement on
28 June 2013. This initiative is led by the Government
of Tanzania, is facilitated by the World Bank and also
includes African Barrick Gold and the Federation of Miners’
Associations of Tanzania (FEMATA). The primary objective
of the MSPI is to support the formalisation of and to
promote the co-existence between ASM and large scale
mining in Tanzania.
As part of this process, a two-year ASM formalisation
project is being piloted at Geita, Tanzania. This $1.6m
project is being funded largely by the World Bank and the
Government of Tanzania to:
•
increase the income of miners;
•
train miners in safer and more efﬁcient methods of mining
and processing;
•
provide access to ﬁnance, equipment and markets; and
•
reduce the negative social, health and environmental
impacts often associated with ASM such as mercury
exposure, land degradation, child labour, gender
inequality, unsafe and exploitative working conditions.
Geita will beneﬁt from the project through improved
engagement with stakeholders, facilitating the mitigation
of ASM-related risks supporting our social licence to
operate, reducing illegal ASM security incidents, reducing
the loss of gold-bearing material and reducing the negative
environmental and safety impacts of ASM on our concession.
Following an initial impact assessment undertaken as part of the ASM census study in 2012, a number of environmental
mitigation and remediation projects are planned.
AngloGold Ashanti has engaged with several stakeholders
in Ghana – including the World Bank, Ghana Chamber of
Mines and mining company and other mining companies –
in pursuit of a similar intervention.
Julius Mlunga is a mine supervisor at Geita Gold Mine in Tanzania.
M
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OCCUPATIONAL LUNG DISEASE,
ESPECIALLY IN SOUTH AFRICA
Context
See our online report for our management approach in respect of the following aspect: occupational health and safety.
Occupational lung disease (OLD) is a risk inherent in many
underground gold mines where silica dust is present. The
most signiﬁcant forms of OLD seen within the company are
silicosis and pulmonary tuberculosis (TB). OLD in Brazil has virtually been eradicated, as a consequence of mechanisation of mining, improved ventilation, dust suppression, personal
preventative measures and statutory limitations on the length of service of underground employees.
If inhaled, silica dust may cause inﬂammation and scarring
in the lungs, resulting in impaired lung functioning. Silicosis typically has a long latency period and is sometimes only
detected years after exposure. Silicosis in South Africa is a legacy issue on which AngloGold Ashanti and the gold mining
industry as a whole, as well as government, unions and health care professionals place an enormous effort in addressing.
MATERIAL ISSUE 4:
Social, environmental and health legacy issues
Many issues facing us today relating to our social, environmental and health performance have been handed down to us from the past, are a function of broader societal, regulatory and systemic issues, or result from new knowledge and/or research that has inﬂuenced best practice.
We recognise the need to address these issues – for our employees and our communities.
Occupational
lung disease, especially in
South Africa
Migrant labour,
housing
and
accommodation
in South Africa
Resettlement
issues
in Tanzania
and Ghana
Social
and
environmental
considerations at
Obuasi, Ghana
Deep-level
groundwater
contamination and water
pumping obligations in
South Africa
SOCIAL,
ENVIRONMENTAL
AND HEALTH
LEGACY ISSUES
STAKEHOLDERS:
employees,
communities,
government,
investors
ANNUAL SUSTAINABILITY REPORT 2013

Our occupational health strategy encompasses both minimising current risks, primarily by reducing occupational exposure
within the industry. In 2008, we committed to eliminating new cases of silicosis among previously unexposed employees at
our South African operations.
Pulmonary TB, particularly where it is associated with silica dust exposure, is a key area of concern. Our immediate commitment is to reduce occupational TB incidence to below 2.25% among
our South African employees and to successfully cure 85% of
new cases – a target set by World Health Organization (WHO).
The challenge faced is that the combination of HIV infection and exposure to silica dust has a multiplicative effect on the likelihood of developing TB.
AngloGold Ashanti’s response to occupational
lung diseases litigation
In 2013 an application brought by Messrs Abrahams
and Spoor was served on AngloGold Ashanti for the
consolidation of the previous class actions brought.
This was reported in our Sustainability Report 2012. As
at the end of December 2013, AngloGold Ashanti had
received 31 individual claims; the company has ﬁled a
notice of intention to oppose the claims.
The claims raise several complex legal and factual
issues, and AngloGold Ashanti plans to use the
appropriate court procedures to respond to and defend
applications and cases on their merits.
AngloGold Ashanti works to prevent future incidences
of OLD through continual improvements in underground
dust management and reducing the dust exposure of
our mining employees.
Silicosis is an issue that not only challenges the
mining industry, but South Africa as a whole. While
progress has been made, we recognise that the
statutary compensation system for silicosis-related
illnesses must be reviewed to address inadequacies
as identiﬁed by the Constitutional Court. We are
committed to working actively through the Chamber
of Mines and with government and organised labour
to quickly and sustainably improve the industry’s
statutary compensation framework. This co-operative
approach is crucial to the success of this intervention
and the more quickly we come together, the better.
For detailed information of legal proceedings, see the
20F disclosure
(1)
.
“
Silicosis is an issue that not only challenges
the mining industry, but South Africa as a
whole. A co-operative approach is crucial – the
more quickly we come together, the better.
”
Lung function testing at the occupational health clinic at Obuasi, Ghana.
(1)
www.anglogoldashanti.co.za/investors+and+media/ﬁnancial+reports/
form+20-f.htm
M
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MATERIAL ISSUE 4: continued
Social, environmental and health legacy issues
Progress
GRI indicators on which we report:
•
G4-LA7 Workers with high incidence or high risk of diseases
related to their occupation
The group’s global health strategy was approved for
implementation in mid-2012. Key components of the strategy
are to optimise organisational health systems and processes to address health risks; to integrate health and non-health systems and activities to enhance value; and to focus on appropriate sustainability-based initiatives to drive mutual beneﬁt. All regions have developed aligned strategies, and implementation has begun to address particular localised challenges.
Through a combination of engineering and administrative
controls, our levels of occupational exposure to dust in South
Africa have been consistently below the Mines Health and Safety
Council (MHSC) milestone of less than 5% of samples above
the limit of 0.1mg/m
3
from 2008. (The MHSC is a national public
entity tasked with advising the Minister of Mineral Resources on occupational health and safety legislation and research
outcomes focused on improving and promoting occupational
health and safety in South African mines). Key interventions at both West Wits and Vaal River operations include increased
sampling, centralised blasting, shaft washing and footwall
treatment, and the use of foggers and multi-stage ﬁlters. These initiatives continue to show progress in reducing dust levels.
We conduct dust sampling at all these operations, the results of which showed that in 2013, only 1% of samples exceeded the
Occupational Exposure Limited of 0.1mg/m³ (2012: 0.94%).
In 2013, 293 cases of silicosis were identiﬁed (2012: 168) and submitted to the Medical Board for Occupational Diseases
of South Africa (MBOD). This short-term increase is being
examined. Given the long latency periods involved with the
disease, it is too early to assess if we are on track in meeting our long-term goal of eliminating new cases of silicosis.
During the year under review, 447 new cases of occupational
TB were identiﬁed and submitted for compensation (2012: 446).
Our cure rate was 92% (2012: 94%), which exceeds the WHO
target. We believe that the progressive decline in TB incidence over the past seven years is testament to the success of our TB monitoring and early treatment programmes, which include the introduction of new technologies as they emerge (such as the routine Gene Xpert for rapid diagnostic testing), on-going dust control measures, our HIV testing and counselling programmes, and antiretroviral therapy. Given the ongoing success of the programmes, our targets will be reviewed in 2014.
CASE STUDY: Innovative use of technology to
drive improvements in TB control
www.aga-reports.com/13/cs
Goals
Operating a business without causing any harm to our
employees or exposing them to potential risks so that they
remain free of occupational diseases remains an overarching
goal. This means we are committed to eliminating new cases of silicosis among previously unexposed employees (post 2008) at our South African operations, and striving for an occupational
TB incidence rate consistently below 1.5% by the end of 2029.
“
Operating a business without causing any harm
to our employees or exposing them to potential
risks so that they remain free of occupational
diseases remains our overarching goal.
”
New cases of silicosis
09
10
11
12
13
395
441
252
168
293
Rate of new cases of
occupational TB
09
10
11
12
13
2.91
2.64
1.82
1.45
1.49
(%)
New cases of
occupational TB
09
10
11
12
13
951
821
541
446
447
(%)
ANNUAL SUSTAINABILITY REPORT 2013

SOCIAL AND ENVIRONMENTAL
CONSIDERATIONS AT OBUASI, GHANA
Context
Obuasi is located in the Ashanti Region of Ghana, an area with a more than 110-year history of large-scale mining. Previous practices and approaches to mining and processing have
resulted in discharges of pollutants to water, the air and soil.
A lack of active demarcation and land use planning has
also meant a large number of artisanal and small scale
miners are operating on company-owned land, posing one
of the most signiﬁcant and multi-faceted challenges facing
AngloGold Ashanti – often involving security and human rights considerations – see pages 28-29.
The vast majority of these challenges is a result of historic practices and since the 2004 merger of AngloGold and Ashanti, we have invested considerable capital to redesign Obuasi mine.
Correcting historic practices and operational design takes time and we are conﬁdent that our efforts are helping to understand and address these challenges; we continue to learn from prior mistakes and those of the past and are committed to mitigating the impacts of these factors in an open, consultative, affordable and sustainable manner.
Obuasi employs some 5,200 people. A large proportion of
the local population depends on AngloGold Ashanti for their
livelihood – either directly or indirectly. This interdependent relationship has however, given rise to tensions in the past and we continue to engage with the community to develop ways to
mitigate these concerns. Our community development plans,
including community engagement and delivering services, are
site speciﬁc, tailored to implement our global strategy of fostering sustainable development in host communities.
Progress
GRI indicators on which we report:
•
G4-SO2: Operations with signiﬁcant actual and potential
negative impacts on local communities
•
G4-SO11: Number of grievances about impacts on society
ﬁled, addressed, and resolved through formal grievance
mechanisms
Engaging with our communities
In some countries, a complex and mutually dependent
relationship exists between AngloGold Ashanti and the
inhabitants of surrounding communities. At the Obuasi
operations this is made more complicated by the fact that
communities are located in and adjacent to the town of Obuasi and its surrounding villages. As in many mining communities
in Africa, infrastructure is limited and inadequate planning and funding have led to tension between the mine and communities.
We continue to build our relationship with multiple stakeholders including employees, communities, government and NGOs.
We make signiﬁcant contributions to the community by
providing direct and indirect employment. Other beneﬁts include infrastructure development and supporting local economic
development, such as sanitation and education infrastructure projects and the Ghana Trust Funds.
CASE STUDY: Communities in Ghana beneﬁt
from community trust funds
www.aga-reports.com/13/cs
The presence of artisanal and small scale mining and illegal mining poses a signiﬁcant and complex challenge for our
company as we try to strike the balance between our obligation
The close proximity of the Obuasi operations to the town of Obuasi and its surrounding villages has resulted in an interdependent relationship.
M
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SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

MATERIAL ISSUE 4: continued
Social, environmental and health legacy issues
Addressing environmental concerns
In recognition of the scale and complexity of the environmental issues at Obuasi, the mine’s turnaround environmental
management strategy focuses on two main areas:
•
doing no harm; and
•
managing legacies, including historical pollution and its impacts.
This strategy is detailed in the mine’s Environmental
Management Plan for 2014-2017. This has been submitted
to the Ghana Environmental Protection Agency (EPA) for
review and is expected to form the basis for the mine’s next environmental certiﬁcate for the period April 2014 to March
2017. The plan includes waste and chemicals management,
water management, air quality management as well as
rehabilitation and site closure.
Water management
In line with our philosophy of continuous improvement, a water management plan was submitted to the EPA in November
2013. The plan proposes a way to optimise water usage at
Obuasi. Speciﬁcally, the development and maintenance of a
predictive mine-wide water balance will assist us in managing water more efﬁciently. A draft water balance for the mine was submitted to EPA in September 2012, and updated in May and
November 2013.
The result of this work has been a far more holistic approach to water management, which will ensure compliance and decrease
operating costs as each phase of the project is completed. The most recent developments are:
•
Water treatment facilities: There has been signiﬁcant
investment in water treatment facilities at Obuasi. Two
water treatment facilities treat all process water before it is discharged into the environment. An additional facility is currently under construction with 500m³/h capacity and is
expected to be commissioned by April 2014.
to protect our assets in ways which do not infringe human
rights. To achieve this we have aligned our human rights policy with the UN Guiding Principles on Business and Human Rights.
Nuru Mahana is a water sampler at the Pompora water retreatment plant in
Obuasi, Ghana.
ANNUAL SUSTAINABILITY REPORT 2013

•
Underground water: At Obuasi underground dewatering has
been re-routed to either the Pompora water treatment plant
for treatment and discharge or to the South Treatment Plant
for further use as process water. The underground water
system has been integrated into the site-wide water balance.
A process of optimising water collection, water usage and
pumping requirements is under way.
•
Process water storage: There is need for an additional pond
for storage and reuse of treated water. Although a design
for a new Process Water Dam has been completed and an
environmental permit approved, the decommissioning of
some existing process water ponds presents an opportunity
to use these for water storage.
Waste management
The domestic and general waste disposal site in Obuasi town
has traditionally been managed by the municipality. However, the municipal waste disposal facility was poorly managed
and had a negative environmental impact. In compliance
with a directive from the EPA contained in the mine’s 2011 to
2014 environmental certiﬁcate, Obuasi mine stopped using
the municipal refuse facility in 2012. The mine now uses an
approved temporary landﬁll and is concurrently designing an
engineered landﬁll facility. The temporary landﬁll, approved by the EPA, is on one of the mined out pits at the mine. The design and environmental impact statement for the engineered landﬁll (permanent solution) were developed in 2013 and will be submitted to EPA for permitting in early 2014.
Tailings management
The environmental certiﬁcate at Obuasi (2011) is conditional on the decommissioning of the current tailings storage facility (TSF)
and commissioning of a new facility by December 2014. A new
tailings management strategy is being developed at Obuasi,
which will see the introduction of two separate tailings streams.
We requested an extension of the directive because it has
been determined that the existing tailings storage facility
has deposition capacity until 2017. In October 2013, the
EPA granted the Obuasi mine a one-year extension to the
decommissioning deadline for the South TSF until December
2015. The geochemical risk assessment has begun, and the
closure plan for the existing TSF will be based on the ﬁndings of this assessment.
Rehabilitation
There are several pits and waste rock dumps from previous
surface mining at Obuasi that should be rehabilitated to safe, stable and sustainable conditions. An ongoing EPA-approved
rehabilitation plan is being implemented. Two pits and the
associated waste rock dumps were rehabilitated in 2011
and 2012. Backﬁlling of T2 pit was completed in 2013 and
revegetation will commence in early 2014. In addition, the very large pits and waste rock dumps are being integrated into a
new surface mining project at the mine.
Pollution clean-up projects include developing a permanent
disposal solution for stockpiled arsenic, re-mining old unlined tailings facilities (where economically viable) and de-silting stream sediments.
Goals
Despite the contribution that AngloGold Ashanti makes to the
Obuasi community, we recognise that there are still several
outstanding social and environmental issues to be resolved and will continue to focus on these areas.
“
We take a holistic approach to water
management to ensure compliance and
decrease operating costs.
”
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SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

DEEP-LEVEL GROUNDWATER
CONTAMINATION AND WATER PUMPING
OBLIGATIONS IN SOUTH AFRICA
Context
The Witwatersrand Basin in South Africa is made up of porous dolomitic rock – much like a sponge – and naturally contains large quantities of water. The region has a 120-year history of mining and historically mines have had to pump large volumes of water to the surface in order to operate safely. Processing of ore requires water to transport ﬁnely crushed rock particles and to facilitate the chemical reactions required to extract gold from the rock. Most of the water used to transport process
slurries to tailings storage facilities (TSFs), (see page 51)
drains to return water dams and is recycled into the water
circuit; however some water evades capture and seeps into
underground aquifers. Rainwater falling on waste rock dumps
can also dissolve salts as it percolates through a dump and
also end up underground. When this water and the water that
has naturally seeped underground from elsewhere comes into
contact with sulphide-bearing minerals (pyrites), possibly as a result of mining, the water can become acidic, and is known as acid rock drainage. Acidic water can leach metals from rocks to which it is exposed and dissolve the alkaline dolomites.
Acid rock drainage is now evident on the surface of the Western
Basin area, and remains a signiﬁcant issue in parts of the former gold mining areas of the Witwatersrand.
In South Africa, the Vaal River and West Wits operations are exposed to the risk of ﬂooding resulting from the failure to pump from adjacent operating or closed gold mines, which are not part of AngloGold Ashanti’s operations. These mines are
currently continuously dewatered by pumping. Installing and
operating additional pumping systems into these operations
would come at signiﬁcant capital and operational cost to
the company.
Progress
Contamination of current mine workings is prevented by
continually pumping water from underground operations
that have ceased working. However, the cost of pumping is
signiﬁcant, and is carried by a declining number of operating mines. If pumping is stopped and the mines are allowed to reﬁll, the pH of the water will eventually decline (become acidic), but this could take decades. In reality, the long-term management of acid mine water and its impact will have to continue for many years and will require the commitment of all stakeholders.
We have extensively mapped neighbouring underground
workings within both the Vaal River and the West Wits areas.
Designs are under way to manage excess water and upgrade
pumping infrastructure.
The potential for inter-mine ﬂooding at both the Vaal River
and West Wits operations remains a risk and major focus
area, compounded by the failure of neighbouring mines to
contribute to pumping costs. Currently, AngloGold Ashanti is pumping water from underground operations that it does not
own and that have ceased working so as to prevent ﬂooding
of our current mine workings. The annual cost of this pumping is approximately $4.7m.
Goals
Long-term and ﬁnancially sustainable solutions are needed to deal with deep groundwater contamination. These solutions
cannot be the responsibility of just one company, but must
be addressed in partnership with government, regulators,
the mining industry and communities. AngloGold Ashanti is
committed to working with the relevant stakeholders and
developing these partnerships.
MIGRANT LABOUR, HOUSING AND
ACCOMMODATION IN SOUTH AFRICA
Context
South Africa has a long-standing history of migrant labour.
Prior to the 1980s, migrant mineworkers would sign on for
annual contracts, to supplement incomes in what were largely subsistence-based rural communities. As the workforce
became more skilled and stable, migrant employees have
tended to return on an annual basis. Indeed, generations of
families have sought employment at the same mines.
The consequence has been the rise of second families,
dependent labour-sending areas, and semi-permanent single-
sex living conditions. AngloGold Ashanti has made signiﬁcant effort to train and recruit locally, literally ‘in the shadow of the headgear’. But this too has not been without consequence,
including the lack of local skills and indeed a lack of desire to work in the industry. Additionally, it is recognised that should the mining industry simply turn to local employment only, this would have a signiﬁcant detrimental impact on employees
from, and families and communities in rural areas.
Nonetheless, the legacy and social consequences of the
migrant labour system remain a key challenge for mining
MATERIAL ISSUE 4: continued
Social, environmental and health legacy issues
ANNUAL SUSTAINABILITY REPORT 2013

companies and the government alike. As a way of remedying
this, moving away from the system of single-sex hostels and
upgrading existing hostels has been AngloGold Ashanti’s
priority for several years. We have put considerable effort
into converting residences, into modern single and family
accommodation that provides greater privacy and a better
quality of life to those that live there.
We also encourage employees to seek their own
accommodation by providing a living-out allowance – a
monthly subsidy that can be used to pay rent for housing of
their choice. While this has proved to be a popular choice
for our employees, in many cases, this allowance is used to
supplement income for uses other than housing, increasing
the ﬁnancial strain on many of our employees. The allocation of living-out allowances has also contributed to the rapid
growth of informal settlements adjacent to our mining
operations. The informal settlements are a cause for concern, and have severely stretched the social services provided by
local authorities such as water, sanitation, roads and related infrastructure.
We recognise that remedying the legacy issues brought on
by the migrant labour system requires more than just dealing with housing and accommodation, but requires addressing
the deeper underlying social issues and goes hand-in-hand
with developing communities around our mining operations in
partnership with the government.
Progress
At the end of 2013, 96% of our residences were converted into single accommodation and 100% of our residences, previously
classiﬁed as redundant, have been converted into family units.
A total of 59% of employees working in South Africa were
housed in company-provided residences (2012: 58%).
The Mining Charter targets to improve the standards of housing and living conditions for mineworkers are as follows:
•
convert or upgrade hostels into family units by 2014;
•
attain the occupancy rate of one person per room by 2014;
and
•
facilitate home ownership options for all mine employees in
consultation with organised labour by 2014.
Our programme to upgrade residences continued during the
year, with particular efforts being made to reduce the numbers of individuals in each room, including converting communal
rooms into single room accommodation. During the year 2,366
units were converted and the average number of individuals per room has reduced from eight in 2005, when the process started, to two in 2013. This process is expected to be completed
by 2014 in the West Wits area, and in 2014 in the Vaal River area, at a total cost to the company of $37.8m of which
$26.3m has been spent to date.
The implementation plan to improve the level of privacy
for hostel residents is on track to provide one room per
person by 2014. Residence room capacities have proven
a challenge with all affected employees having to be
accommodated during the single room upgrading process.
During this process some employees were accommodated
by sharing rooms with their colleagues. The balance of
employees were moved to alternative accommodation at
residences with available space. Since 2005, 9,462 single
rooms have been developed.
For those employees who choose not to live in company-
provided accommodation, a living-out allowance average of
$187 per month is provided. This allowance is intended to
assist employees to ﬁnd suitable alternative accommodation.
During our induction programmes we inform our employees on
the housing options available to them and what the living-out allowance is intended for.
Goals
We want to promote communities which are more sustainable
in the long term, by providing all we can to improve the
conditions in which our employees live and by dealing with
the larger socio-economic problems. We acknowledge
that this requires a signiﬁcant investment both of time and
of resources, of the government, the mining industry, trade
unions and communities.
“
At the end of 2013, 96% of our residences
were converted into single accommodation
and 100% of our residences, previously
classified as redundant, have been converted
into family units.
”
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SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

RESETTLEMENT ISSUES IN TANZANIA
AND GHANA
Context
See our online report for our management approach in respect of the following aspects: local communities and resettlement.
The establishment of large-scale, surface mining operations
such as ours sometimes involves the unavoidable displacement and resettlement of people. Potential impacts of resettlement may include loss of productive land and access to common
resources and public services, loss of employment, income and housing and social fragmentation.
Before global mining companies arrived in countries such as
Tanzania and Ghana, mining was largely conducted by small
scale miners. It is our policy to acquire and use land in a way which is mutually acceptable and beneﬁcial for all affected
stakeholders. We aim to avoid involuntary resettlements but
over time, and as our operations have expanded, involuntary
resettlements have been unavoidable.
When this is the case, we endeavour to abide by our internal standards, the International Finance Corporation (IFC)
Performance Standards 1 and 8, national and international law and international compacts such as the International Council on Mining and Metals (ICMM) for resettlement, and work with
the local communities to minimise or mitigate any adverse
social and economic impacts. The key objective is to assist any displaced persons, to improve or at a minimum restore their
incomes and standards of living after resettlement.
Progress
GRI indicators on which we report:
•
MM9: Sites where resettlements took place, the number of
households resettled in each, and how their livelihoods were affected in the process
Involuntary resettlement refers to both physical displacement
(accessing land where people live) and to economic
displacement (accessing land where people do not live, but
make a living from farming or other economic activities). In the past our land access and resettlement practice varied from site to site, and was inﬂuenced by historical practices, previously negotiated settlements, and the norms and regulations of the region. It generally included paying cash compensation for
crops on farmland we required access to, land and structures as well as building replacement houses for the villages to be relocated. This has changed substantially over the last few
years and our 2009 standards and commitments were revised
MATERIAL ISSUE 4: continued
Social, environmental and health legacy issues
New houses were built to assist with the physical resettlement of the Dokyiwa community in Ghana.
ANNUAL SUSTAINABILITY REPORT 2013

in 2011 to reﬂect a paradigm shift from simple compensation
to one of comprehensive, properly documented economic
and social resettlement which is applied consistently across the group. These standards require that a Resettlement Policy
Framework (RPF) be prepared for all relevant sites. The RPF
was introduced during the year and, once approved by Excom,
will be rolled out at applicable sites during 2014.
On the ground, the RPF provides the tools to ensure that
both physical and economic resettlement involves collecting
quality baseline data and then making sure the livelihoods of those affected remains the same, or improves. For economic
resettlement we:
•
pay compensation for crops;
•
pay for transition support;
•
provide land-for-land replacement;
•
ensure that livelihoods have been restored to at least the
same level as before the operation; and
•
provide compensation and support for settlement (including
building new housing and supporting physical and social
movement).
For physical resettlement we:
•
engage with the affected communities to negotiate
agreements; and
•
systematically document the conditions of the community
over one to three years to ensure they are, at a minimum, the same before relocation.
During the entire resettlement process we engage with the
affected community in a transparent and inclusive way, always taking into account the unique circumstances of the community.
By way of example, in Ghana we embarked on the resettlement
of the Dokyiwa community in 2009. This involved the relocation of
106 households into new housing (physical resettlement) as well as a grant of replacement cropland and a plot for a community farm (economic resettlement). The procedures we followed
included the formation of a resettlement working group, a baseline survey of farmland tenure and housing metrics, negotiating the terms of resettlement, allocating new cropland, constructing new houses and assisting with physical resettlement.
In the past, Geita in Tanzania was subject to a number of cash compensation exercises and a number of people refused to
accept compensation. In line with our revised land access and resettlement standards and commitments, as well as the RPF,
we are engaging with affected members of the community,
as well as the Tanzanian government, to successfully resolve any issues.
Goals
The resettlement of any community is a complex and highly
sensitive process that requires consideration of economic,
social and cultural issues. For the resettlement process to
be successful and without conﬂict, it must be built around
the needs and priorities of the communities themselves.
We acknowledge the importance of engaging with affected
communities throughout the process and will work towards
improving on this.
Transitioning to undertaking documented economic and social
resettlements presents challenges, but also delivers important beneﬁts such as improved relations with communities and
reduced stakeholder pressure. To overcome some of the
challenges, we remain committed to ensuring that land access activities are carried out in a manner that is compliant with the legal system of the host country and our Land Access
and Resettlement Standards and Procedures, and to provide
the necessary support to those regions where involuntary
resettlement cannot be avoided.
“
During the entire resettlement process we
engage with the affected community in a
transparent and inclusive way.
”
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SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

RESPONSIBLE GOLD INITIATIVES
Context
Gold mining can have a beneﬁcial impact on the areas where
it is conducted. Mined and traded responsibly, gold can help alleviate poverty of individuals, contribute to the economic and social development of communities and improve the wealth of
countries. We recognise though that gold also may be mined
and traded in a manner which fuels conﬂict and contributes
to human rights violations. At AngloGold Ashanti, we commit
to making sure all our business practices are conducted
responsibly and have a positive impact on the communities in which we operate. We have taken a public stand in support
of initiatives to prevent the involuntary ﬁnancing of conﬂict and played a leading role in developing the World Gold Council
(WGC) Conﬂict-Free Gold Standard (CFGS).
Further, we have put in place the appropriate practices,
procedures and controls to ensure our operations do not
contribute to conﬂict and to monitor and report on these
aspects. The legitimacy and transparency of our supply chain is crucial to this and is discussed in detail on pages 34-43. So too is the importance of upholding human rights within all aspects of our business – see pages 69-70.
Progress
In 2013, we took an active role in three voluntary standards that enable us to demonstrate that we operate responsibly.
AngloGold Ashanti is the only mining company to adopt all
three standards. These were:
•
The WGC Conﬂict-Free Gold Standard. This is an industry-
led approach to combat the potential misuse of gold to fund
illegal armed conﬂict and associated human rights abuses.
The standard is aligned to the Organisation for Economic
Co-operation and Development (OECD) Due Diligence
Guidance and Supplement on Gold. Conformance is subject
to external assurance, which is combined with our existing
internal and external assurance processes. AngloGold
MATERIAL ISSUE 5:
Responsible gold
We continue to mine and trade our gold responsibly, recognising that we can have a beneﬁcial impact on the areas in which we operate. For a full discussion on our long-term view of the market, see our Annual Integrated Report 2013.
Responsible
gold initiatives
Meeting our obligation to
respect human
rights
RESPONSIBLE
GOLD
STAKEHOLDERS: employees, communities, government,
investors, suppliers, customers, NGOs and CBOs
“
We have taken a public stand in support of initiatives
to prevent the involuntary ﬁnancing of conﬂict and played
a leading role in developing the World Gold Council
Conﬂict-Free Gold Standard.
”
ANNUAL SUSTAINABILITY REPORT 2013

Ashanti’s independently assured Conﬂict-Free Gold Report
may be found at www.aga-reports.com/13/cfgr.
•
The Responsible Jewellery Council Code of Practices.
In 2013, AngloGold Ashanti Sunrise Dam in Australia and
CC&V in the United States received certiﬁcation following the certiﬁcation in 2012 of Córrego do Sítio in Brazil.
•
The London Bullion Market Association (LBMA)
Responsible Gold Guidance. The association represents
the interests of the participants in the wholesale gold market and its guidance includes reﬁning standards, good trading
practices and standard documentation. AngloGold Ashanti’s
wholly owned and operated Queiroz reﬁnery in Brazil was
one of the ﬁrst three reﬁneries in the world to be certiﬁed to the new standard in June 2013.
AngloGold Ashanti complies with conﬂict-free gold
standard: securing gold for its intended use
Increasingly, customers and consumers want the assurance
that the gold they are purchasing has not contributed to
conﬂict or human rights abuses. This has resulted in a
number of measures being introduced by industry-related
organisations to prevent gold and other commodities being
used to fund conﬂict and other violations of human rights.
AngloGold Ashanti has taken a public stand and played
a leading role in developing the WGC CFGS; not only
because it is committed to responsible business practices
and to making positive contributions to the societies in
which it operates, but also to deliver on obligations to
stakeholders to ensure that the gold in its supply chain
does not fuel conﬂict, contribute to human rights abuses
or breach international humanitarian law. In addition,
AngloGold Ashanti is actively involved in the reduction of
illicit trafﬁcking of precious metals initiatives at national and international levels.
The CFGS comprises ﬁve parts (see as follows). A toolkit
has been developed to assist companies in achieving
compliance. This includes background information, advice
on compiling evidence packs, and checklists. A guidance
document for external assurers has also been prepared.
AngloGold Ashanti appointed a project team with an overall
co-ordinator and individuals responsible for each of the ﬁve parts. The focus of the team’s work was the operations
in AngloGold Ashanti’s Continental Africa region because
that is where most exposure is. Part A (see below) was
assessed for all of AngloGold Ashanti’s operations by a
team in each region.
Part A involves a conﬂict and sanctions assessment of all
of AngloGold Ashanti’s mine locations and uses ofﬁcial
sources on international sanctions and conﬂict recognition.
These include the European Union (EU), United Nations
(UN) Security Council and UK government sanction and
embargo lists. As speciﬁed in the CFGS, external sources
were also used to evaluate the presence of conﬂict or high
risk in the countries where AngloGold Ashanti operates or
transports its product. The Heidelberg Institute’s Conﬂict
Barometer was used to assess the location and intensity
of conﬂicts and this data, in turn, informed which countries would be reported on.
The Part A assessment indicated that AngloGold Ashanti
is not operating in any countries that are subject to
international sanctions or embargoes relating to export and
trade in gold. Mali and the DRC were identiﬁed as high-risk
according to the Heidelberg Conﬂict Barometer. As a result,
joint venture operations at Sadiola and Yatela in Mali and
Kibali in the DRC are currently the chief focus for further
assessment and reporting (Morila in Mali does not fall in an area identiﬁed by the Barometer as conﬂict-affected). As
AngloGold Ashanti is not the operating partner in the Kibali joint venture with Randgold Resources Ltd, we are only
accountable for informing and encouraging conformance
by our joint venture partner to the CFGS.

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“
Our compliance to externally verified
voluntary responsible gold standards enables
us to demonstrate that we operate responsibly
and to create rigorous mechanisms for self-
governance and transparency.
”
Goals
In addition to these standards, we continue to develop
partnerships and engage in dialogue with stakeholders at a
global level in order to demonstrate that mining is an agent for positive social and economic change.
Our compliance to externally veriﬁed voluntary responsible
gold standards enables us to demonstrate that we operate
responsibly and to create rigorous mechanisms for self-
governance and transparency. We commit to maintaining this
high standard of governance so that our stakeholders may be
conﬁdent that we perform responsibly and in particular that all our gold is extracted and produced without fueling conﬂict or contributing to human rights abuses.
MATERIAL ISSUE 5: continued
Responsible gold
The Part B assessment examines evidence in ﬁve areas to
determine the company’s conformance to the CFGS:
•
public commitment – whether there is a human rights
policy in place;
•
activities – found or not found culpable of abuses, using
inﬂuence to prevent abuse by others;
•
security – due diligence on security providers;
•
payments and beneﬁts-in-kind – disclosure of payments
to governments, whether funding has been provided to
private groups accused of human rights abuses; and
•
stakeholder engagement – vulnerable groups, systems
for dealing with grievances.
AngloGold Ashanti has conducted extensive work to
assess its conformance to the CFGS, including operations
not identiﬁed as conﬂict affected or high risk in the Part
A assessment. Although AngloGold Ashanti believes
that compliance is good, the following points have been
identiﬁed in some areas, which require more focused
attention to ensure maximum compliance:
•
procedures to regulate payments or provision of beneﬁts
in-kind to governments and third parties;
•
existence of human rights due diligence processes;
•
supply chain management procedures; and
•
Voluntary Principles on Security and Human Rights (VPSHR)
training evidence and memorandums of understanding.
The Part C assessment relates to the handling of gold
and gold-bearing material on site and once it leaves the
mine. It focuses on the nature of production, control of
gold at the operation and transportation between mine and
reﬁnery. AngloGold Ashanti used a risk-based approach to
implement this part of the standard – including mapping
the mine site supply chain from shaft or pit to the point of dispatch and handover to a security company for transport
to a reﬁnery; risk points for potential gold leakage; and
inefﬁciencies in the supply chain. Other common risk points
include the loading of trucks and movement to the plant,
the handling of the material in the various circuits within the plant and the smelt house, and the dispatch of gold from
that point.
The ﬁndings showed that although robust processes to
control the supply chain were in place, there were some
minor gaps at certain points. The problems identiﬁed are
being addressed through Remedial Action Plans (RAPs).
The ﬁnal two parts of the CFGS refer to a company statement
conﬁrming that AngloGold Ashanti does not source gold
externally and a management statement of conformance
that depends on the work involved in the other four parts.
The AngloGold Ashanti corporate team carried out these
components. Assurance processes were undertaken as
part of the internal and independent process to review
AngloGold Ashanti’s compliance to the CFGS. The internal
assurance process was undertaken by Group Internal Audit
during the latter part of 2013 and this included tracking of the implementation process, identiﬁcation and analysis of
compliance readiness based on the CFGS Implementation
Guidelines. The external assurance was done by Ernst &
Young Inc. as part of the annual audit process, and was
completed in February 2014.
ANNUAL SUSTAINABILITY REPORT 2013

MEETING OUR OBLIGATION TO RESPECT
HUMAN RIGHTS
Context
AngloGold Ashanti has chosen implementation of the UN
Guiding Principles on Business and Human Rights as its deﬁnitive approach to meeting its obligations to respect human rights
throughout its own activities and in its business relationships.
In line with that commitment, we undertook to implement
the three key requirements set out in the Guiding Principles, namely, development of a strong human rights framework
anchored around a human rights policy; establishment of a
process of human rights due diligence which is embedded
into business processes and risk management framework; and
lastly, establishment of operational level grievance mechanisms to address and manage community complaints and grievances
effectively. We made varying levels of progress on each of these fronts in 2013.
Progress
GRI indicators on which we report:
•
G4-HR1: Total number and percentage of signiﬁcant
investment agreements and contracts that include human
rights clauses or that underwent human rights screening
•
G4-HR8: Total number of incidents of violations involving
rights of indigenous peoples and actions taken
See page 41 for supply chain indicators.
During 2013, the board approved a human rights policy for
the company which obligates us to respect all internationally recognised human rights as expressed in the International Bill of Human Rights and the ILO’s Declaration on Fundamental
Principles and Rights at Work. The policy reafﬁrms our
commitment to effective stakeholder engagement and to
identifying and addressing all human rights which are salient to our business, including those which relate to labour, access
Empowering women through community projects reafﬁrms our commitment to human rights.
M
A
TE
RIAL ISSU
E
5
SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

MATERIAL ISSUE 5: continued
Responsible gold
to land, security, the environment, livelihoods, vulnerable
persons, indigenous people and the values, traditions and
cultures of local communities among others. The policy was
communicated extensively internally and externally(1).
We are currently developing or reviewing supporting policies, standards and guidance on these salient issues, in order to
achieve our ambition of having an extensive and adequate
human rights framework in place. Part of this process has
involved, among others, the review of our Voluntary Principles curriculum and training to improve the human rights content
and performance in our security services; development of a
Code of Conduct with signiﬁcant human rights requirements
for our suppliers, review of stakeholder engagement strategies to integrate a human rights perspective which prioritises
vulnerable persons, inclusion of human rights considerations into efforts to address illegal mining on our concessions.
Capacity building is an integral part of the process of embedding human rights into our business, and the roll of the human
rights policy is supported by an awareness raising programme in the corporate ofﬁce and the roll out of the Human Rights
Ambassadors Programme on sites. Currently in its pilot phase in Geita, AngloGold Ashanti intends to roll out this programme to other sites in 2014.
CASE STUDY: Human Rights Ambassador
Programme at Geita
www.aga-reports.com/13/cs
In 2012, we committed to conducting human rights due
diligence reviews of our activities and business relationships in order to avoid adverse impacts on our workforce and the
communities in which we operate. However, severe budgetary
constraints and the resultant rationalisations in the last year led to cancellation of planned human rights due diligence
pilots in Iduapriem and Mongbwalu. The initial assessment
review planned for Gramalote was however carried out, and
the integration of the ﬁndings of that review is on-going.
Through gap assessments of our human right performance,
we identiﬁed as a challenge, inadequate representation of
human rights issues within the company’s risk management
systems. We have therefore initiated efforts to address this gap, through the integration of human rights into AuRisk
and the combined assurance process, and our principal risk
management systems.
In line with the obligation to provide effective access to
remedies as prescribed by the Guiding Principles, during the course of the year we prioritised the development of grievance mechanisms at our operations where none existed and, where
they exist, to ensure that they align with international standards.
At each site, there was signiﬁcant community involvement in
the process, resulting in mechanisms that were co-created
and speciﬁc to the context of each community. Grievance
mechanisms are now available at every one of our operations in
Australia, Colombia, Brazil and Continental Africa region, except for Siguiri, where the process of development is going on, and is expected to be completed in 2014. Similarly, operations in
South Africa region are expected to develop and adopt formal grievance mechanisms in 2014.
One of our key priorities over the coming year is the development of a human rights reporting system across the company and
one of the key sources of information on our human rights
performance will be our grievance mechanisms.
Indigenous peoples
Our business activities have limited interface with indigenous peoples, and any such interface, where it exists, is guided
by our commitment to respect the resources, values,
traditions and cultures of indigenous communities as set out in our human rights policy and our management standard on
indigenous peoples.
During the course of the year, AngloGold Ashanti took part in a ICMM-led consultation on Human Rights and Indigenous
People, and is a member of the working group tasked with
reviewing the Good Practice Guide on Indigenous People
and Mining.
Goals
Our goal remains the availability of a strong human rights
framework within the company, which will ensure that all
our business activities and relationships are human rights
compliant, and enable us to live our values, do no harm and
deliver beneﬁts which align with the needs of the communities in which we operate.
“
We prioritised the development of
grievance mechanisms which we co-created
with the communities.
”
(1)
www.anglogoldashanti.co.za/about+our+business/gov+policies.htm
ANNUAL SUSTAINABILITY REPORT 2013

MATERIAL ISSUE 6:
Achieving business sustainability
While pressures on margins as a result of declining revenues and rising costs continue to present challenges to our sustainability, we can overcome these challenges and maximise our opportunities by developing and implementing new technologies and enhancing our skills base.
Developing
and
implementing
technology and increasing
mechanisation
Addressing
global
and
local
skills
ACHIEVING
BUSINESS
SUSTAINABILITY
STAKEHOLDERS: employees, communities, government,
investors, suppliers, customers
M
A
TE
RIAL ISSU
E
6
DEVELOPING AND IMPLEMENTING
TECHNOLOGY AND INCREASING
MECHANISATION
Context
Deep South African gold mines face a number of technical and
ﬁnancial sustainability challenges, which are ampliﬁed by the conventional, non-continuous drill-and-blast mining process.
Crucially, the current mining method exposes people to risks that are becoming increasingly difﬁcult to mitigate as the
working areas become deeper and more difﬁcult to work in.
Though there have been many improvements in the technologies used, the basic methodologies used in deep South African gold mines have remained essentially unchanged for more than a
century. In the drill-and-blast method used in gold hard-rock mining, only drilling and cleaning is mechanical, while blasting makes use of explosives. This leads to signiﬁcant delays, as the mine has to be evacuated to clear blast fumes. Additionally, blasting at depths of around 4,000m signiﬁcantly increases
the risk of seismicity and therefore workplace safety incidents.
Viable orebodies have been detected as deep as 5,000m
and beyond, but cannot be accessed safely or efﬁciently
using current mining methods. Further, some 40% of gold
ore remains in unmined support pillars that are in left place to ensure safety. Additionally, the drill-and-blast method does not allow for a continuous, 24-hour operation, thus compromising additional efﬁciencies.
The thin, gold-bearing reef is mined along with waste rock to create an excavation large enough to accommodate equipment
and people, as the work face is advanced and the rock extracted.
Though necessary, this enlarged excavation causes signiﬁcant dilution of grade. The thin gold-bearing reef mixed with the waste rock is carted through the extensive mine infrastructure at depth, across large horizontal distances and then up to surface, creating signiﬁcant inefﬁciencies throughout the production
chain, including increased energy consumption and intensity (see pages 44-46 for a discussion on energy). These inefﬁciencies often result in gold losses as ﬁne gold particles disappear into the micro fractures created by the blasting activities. Additional ﬁne gold is lost along the ore transportation process.
This section should be read in conjunction with our Annual Integrated
Report 2013.
SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

MATERIAL ISSUE 6: continued
Achieving business sustainability
Progress
In 2010, AngloGold Ashanti established the Technology
Innovation Consortium (ATIC) to seek new mining methods to
address these issues. The ATIC aims to develop the technology that would enable us to mine safely, all the time, and at greater depths than we currently operate, through the development
of safe and reliable technologies and approaching our mining process as an end-to-end solution. We aim to extract gold in our narrow reefs that extend to depths well beyond our current mining fronts and in ground previously left as pillars that cannot be safely extracted using traditional methods. By doing this, we will have the potential to dramatically improve asset utilisation and capital-infrastructure efﬁciency. Ultimately, the intention is to improve the sustainability of the deep-level mining practice given the technical and economic limitations of the current
conventional mining practices.
In particular, the ATIC considered reef boring as a possible solution. Reef-boring technology is being developed to extract gold-bearing reef using mechanical boring techniques, with the aim of creating an explosive-free, and, therefore, continuous mining operation. The added beneﬁt being sought is to only
target the gold-bearing reef, thereby minimising dilution.
A test site has been established at TauTona mine in South Africa where the development of the reef-boring application and the inclusion of Ultra-High Strength Backﬁll (UHSB) are being tested to evolve the mechanical mining method into an engineered,
end-to-end system. By the end of 2013, 18 reef-bored holes
have been drilled and ﬁlled with UHSB. Notable outcomes during this period have been the development of a backﬁll product and delivery system that produces the desired strengths for small-
scale applications; and conﬁrmation that reef boring is technically feasible with the development of a suitable drill head for the initial production sites.
The successful development of this UHSB, together with the
reef-boring technology, creates the potential for changing the current conventional mining method to a mechanical reef-
boring method for the extraction of our gold-bearing reefs.
These initial developments will allow us to start deploying
production units in limited capacities, starting with mining opportunities that are not currently available for mining using conventional practices.
Key focus areas at this stage of the work are to speed up
drilling rates, to drill holes ever closer together, and to continue developing the UHSB system for larger-scale applications.
Reef-boring technology is being tested at TauTona Mine in South Africa.
ANNUAL SUSTAINABILITY REPORT 2013

M
A
TE
RIAL ISSU
E
6
ADDRESSING GLOBAL AND
LOCAL SKILLS
Context
See our online report for management approach relating to the following aspects: employment, training and education, diversity and equal opportunity.
AngloGold Ashanti’s System for People (SP) was designed to
facilitate an effective organisation structure and an accountability hierarchy that facilitates engagement and involvement at the right levels of the organisation, as well as the efﬁcient execution of work. The roll-out of SP across the organisation continued during the year and continues to be implemented by all business units.
Globally, the mining industry has seen a downsizing of the sector.
Further, the global economic conditions, the beleaguered gold price and a rise in unemployment have had a direct impact
on the Human Resources functions, including a freeze on
recruitment, low or no increases and stricter measures from
governments on the employment of local nationals. But,
despite this difﬁcult employment environment, we continue to experience a lack of skills. The remote location of operations renders mining unattractive for younger graduates, many of
whom ﬁnd employment in urban communities more compelling.
Progress
GRI indicators on which we report:
•
G4-LA1: Total number and rates of new employee hires and
employee turnover by age group, gender and region
•
G4-LA12: Composition of governance bodies and breakdown
of employees per employees per employee category according
to gender, age group, minority group membership, and other
indicators of diversity
We continue to seek to build internal capability, retain key skills, develop diverse talent and have detailed succession plans,
while embedding a culture of accountability within the business, notwithstanding the global and local economic conditions,
particularly the fall in the gold price and on-going costs
pressures. AngloGold Ashanti responded promptly to these
challenges by imposing a freeze on hiring new employees,
unless the role was a mission-critical position. We also initiated projects to optimise overheads and reduce costs and capital
expenditure. These initiatives led to an organisational redesign that resulted in organisational retrenchments.
As a consequence of ﬁnancial pressures, executive
management initiated a review of the current composition and capabilities of the workforce at all operations. This included a close analysis of the skills and numbers required to perform core work functions. This process was underpinned by the
principles of SP, in understanding the level of work and the resources required. The work for each discipline was broken
down into transactional and knowledge-based, plotted against where the function was required, either at corporate, region or site level. The extensive work that went into this exercise allowed for an organisational restructure which resulted in a reduction in headcount.
CASE STUDY: ONE works wonders at Tropicana
www.aga-reports.com/13/cs
This all happened in the context of increasing cost pressures on all our sites although some regions were more affected
than others. This was compounded by unique operating
circumstances such as localisation whereby we are committed
to the employment of local skills, leading to imposing limits on expatriate employment. We have detailed localisation plans
for our mines to ensure we meet our localisation targets.
We encourage women in mining as part of our strategy to develop diverse talent.
SECTION THREE
SECTION TWO
SECTION ONE

REVIEWING OUR PERFORMANCE AND OBJECTIVES

MATERIAL ISSUE 6: continued
Achieving business sustainability
In South Africa, we continue to work towards achieving
employment equity targets and ensuring we have a
representative workforce, particularly at management levels.
Another area of focus has been to address employee turnover
in key roles and the period of time taken to ﬁll jobs at middle and senior management (those with eight to 10 years of experience).
Due to skills shortages and the location of our operations,
we ﬁnd that many young mining graduates do not remain in
the mining industry for longer than two to three years, opting instead for jobs in ﬁnancial services, consulting services or the petrochemical industry. In our experience, these individuals rarely return to the mining industry and, consequently, we
continue to experience shortages at middle management and
in key technical skills. Speciﬁcally, the roles that are difﬁcult to ﬁll across our operations are mining speciﬁc roles, such as general managers, mine managers and production managers. In the
engineering discipline, roles such as engineering manager,
section engineer and engineering process leaders remain
problematic; while in the geotechnical ﬁeld, this applies to the roles of rock engineering managers and mine seismologists.
Such roles are all specialist in nature and require many years of experience to be proﬁcient.
Addressing the skills shortage is a challenge that our
organisation tackles head on. For example, in South Africa
we have adopted a skills framework that extends beyond the
boundaries of our organisation. We have initiatives that start at school level where we contribute to literacy programmes.
At high school level we contribute to interventions that
enhance maths, science and English in the local community,
supplementing the school curriculum as these subjects build
a strong core foundation for a career in mining. At university level, we award bursaries for speciﬁc students and to a
general mining fund that supplements the salary levels of
lecturers in the mining and related disciplines through the
Minerals Education Trust Fund. Once university students
qualify, we offer a graduate programme, internships and
learnerships among other programmes. Throughout the
regions in which we operate we focus on such wide-reaching
initiatives and will continue to expand such globally in an
aligned way to meet not only our global requirements but
also country speciﬁc requirements.
The changing social and economic environment in which mining
ﬁnds itself demands a new type of management personnel, with new additional skill sets: individuals with both good technical operational skills and the social skills, and commitment to
upholding sustainable development, including human rights,
ethics and environmental responsibility. We continue to identify such leaders who naturally exhibit these broader managerial
qualities through our talent management process.
A global managerial and leadership programme, which we
have participated in for the last 10 years, is the Intermediate
Management Development Programme and the Management
Development Programme in partnership with the University of
Cape Town Graduate School of Business. The programme
is aimed at building systemic thinking skills and leadership qualities and has yielded excellent results for the over 900 employees who have participated over the years. This year we again offered this initiative to employees, who attended from around the world. A major outcome is an organisationally-
relevant project with tangible recommendations. While this
project has been highly successful over the last 10 years,
the company is looking at alternative ways to re-model the
programme to better ﬁt its current requirements and resources.
Goals
In 2014, we will continue with the restructuring and realignment of our people-related efforts. This is directed at ensuring that our operations continue to be supplied with capable people.
Our philosophy and strategies relating to people at all points of the employment lifecycle will be reviewed and adapted
early in 2014 to make our value proposition to employees
more attractive. We will be seeking further integration among the various areas of SP system to ensure synergies. While
operational downscaling continues, the South Africa region will focus on its commitments to the business, government and
the community in terms of employee and community skills
development and employment equity and will continue to seek
innovative ways to upskill the pools of talent from which the company can draw.
In-depth operational reviews of our learning and development offerings will be ﬁnalised with the goals of maximising people potential and delivering value for money. We will be working closely with our technology team to understand the skills that people will need in the mining industry in the future and begin aligning our recruitment, selection, training, development and remuneration strategies, processes and systems with this.
“
In 2013, the South Africa region
(including corporate office) employed 45.7%
historically disadvantaged South Africans at
a management level.
”
ANNUAL SUSTAINABILITY REPORT 2013

ABRIDGED GLOSSARY OF TERMS
All injury frequency rate: The total number of injuries and
fatalities that occurs per million hours worked.
Average number of employees: The monthly average
number of production and non-production employees and
contractors employed during the year, where contractors
are deﬁned as individuals who have entered into a ﬁxed-term
contract of employment with a group company or subsidiary.
Employee numbers of joint ventures represents the group’s
attributable share.
Grade: The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).
Precipitate: The solid product of chemical reaction by ﬂuids such as the zinc precipitation referred to below.
Productivity: An expression of labour productivity based on
the ratio of ounces of gold produced per month to the total
number of employees in mining operations.
Reclamation: In the South African context, reclamation
describes the process of reclaiming slimes (tailings) dumps
using high- pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.
Reef: A gold-bearing sedimentary horizon, normally a
conglomerate band that may contain economic levels of gold.
Region: Deﬁnes the operational management divisions within
AngloGold Ashanti Limited, namely South Africa, Continental
Africa (Democratic Republic of the Congo, Ghana, Guinea,
Mali, Namibia and Tanzania), Australasia, and the Americas
(Argentina, Brazil and United States of America).
Rehabilitation: The process of reclaiming land disturbed by
mining to allow an appropriate post-mining use. Rehabilitation standards are deﬁned by country-speciﬁc laws, including but not limited to the South African Department of Mineral Resources,
the US Bureau of Land Management, the US Forest Service, and
the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, ﬁnal slope
gradient, waste handling and re-vegetation issues.
Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment
and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Smelting: A pyro-metallurgical operation in which gold is
further separated from impurities.
Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tonne: Used in metric statistics. Equal to 1,000 kilograms.
Waste: Material that contains insufﬁcient mineralisation for consideration for future treatment and, as such, is discarded.
$
United States dollars
ASM
Artisanal and small scale mining
ATIC
AngloGold Ashanti established the
Technology Innovation Consortium
BEE
Black Economic Empowerment
Bn
Billion
CBOs
Community-based organisations
CC&V
Cripple Creek & Victor
CFGS
Conﬂict-free Gold Standard
DMR
Department of Mineral Resources
DRC
Democratic Republic of the Congo
EITI
Extractive Industries Transparency Initiative
EU
European Union
EnMS
AngloGold Ashanti Energy Management
Systems
FIFR
Fatal injury frequency rate
ICMM
International Council on Mining and Metals
King III
South African King Code on Corporate
Governance, 2009 (King III)
LTIFR
Lost-time injury frequency rate
M or m
Metre or million, depending on the context
MWS
Mine Waste Solutions
Moz
Million ounces
Mt
Million tonnes or tons
NGO
Non-governmental organisation
Oz
Ounces (troy)
PJ
Petajoule
RAPs
Remedial Action Plans
RPF
Resettlement Policy Framework
SFCG
Search for common ground
SLPs
Social and labour plans
SP
Systems for people
SMMEs
Small medium and micro sized enterprises
SML
Special mining licence
T/t
Tons (short) or tonnes (metric)
TSFs
Tailings storage facilities (TSFs)
UN
United Nations
UNGC
United Nations Global Compact
VPSHR
Voluntary Principles on Security and Human
Rights
WGC
World Gold Council
SECTION THREE
SECTION TWO
SECTION ONE

OTHER INFORMATION

NOTES
ANNUAL SUSTAINABILITY REPORT 2013

ANNUAL INTEGRATED REPORT 2013
The primary reporting document in the suite, is a group-level report aimed principally at the providers of capital and has been produced in line with King III and the JSE’s listing requirements.
Local and international recommendations on integrated reporting were taken into account in the development of the content of this report. This report presents a holistic view of the company, including ﬁnancial, operational and non-ﬁnancial information.
ANNUAL SUSTAINABILITY REPORT 2013
Focuses on those material issues which have been determined
to be the most material to AngloGold Ashanti and its
stakeholders. It is aimed at the company’s broader group of
stakeholders. This report provides insight into the company’s approach to sustainability and its related objectives, strategy and performance.
MINERAL RESOURCE AND
ORE RESERVE REPORT 2013
Documents and details the group’s Mineral Resource and
Mineral Reserve in accordance with the SAMREC and JORC
codes. This report is compiled by, or prepared under the
supervision of, and reviewed and signed off by the Competent
Persons as deﬁned by these codes.
ANNUAL FINANCIAL STATEMENTS 2013
Presents the statutory and regulatory information that must be published in terms of the company’s stock exchange listings.
The ﬁnancial statements are prepared in accordance with
International Financial Reporting Standards (IFRS); the South
African Companies Act, 71 of 2008, as amended; and the
listings requirements of the JSE. This report is submitted to the various exchanges on which AngloGold Ashanti is listed.
OPERATIONAL PROFILES 2013
Provide detailed information on operational, ﬁnancial and
sustainability aspects of each of AngloGold Ashanti’s operations.
These will be available electronically as pdfs.
NOTICE OF MEETING AND SUMMARISED
FINANCIAL INFORMATION 2013
Is produced to present to shareholders the information required to enable them to make informed decisions regarding the
resolutions to be voted on at the company’s annual general
meeting for shareholders. Details regarding the resolutions to be voted on and the shareholder meeting are also provided.
In compliance with the rules governing its listing on the NYSE,
AngloGold Ashanti prepares a report on Form 20-F which is
ﬁled annually with the SEC. The full suite of 2013 reports is also furnished to the SEC on Form 6-K.
In addition, the Annual Integrated Report 2013 and the
Annual Sustainability Report 2013 available as online reports at
www.aga-reports.com. All the remaining reports are available electronically as pdfs at the same address. Printed copies of these reports are available on request.
COUNTRY FACTSHEETS 2013
Focuses on key operational and sustainability performance of each country where AngloGold Ashanti operates.
GUIDE TO USING THE 2013 SUITE OF REPORTS
AngloGold Ashanti’s entire suite of annual reports for 2013 is available at the corporate reporting website, www.aga-reports.com.
The inside pages of this report were printed on Triple Green Silk 135gsm.
A local double coated, high-white, wood-free coated art paper produced by
Sappi at the Stanger Mill in South Africa. ISO 9001 and 14001 certiﬁcation.
PEFC, Sustainable Forest Initiative, FSC and CoC standards compliant.
Sappi Stanger Mill is one of the only mills in the world that uses bagasse as its primary source of pulp. The pulp is a by-product of sugar production, being the ﬁbrous material remaining after raw sugar has been extracted from sugar cane. This paper is free of both acid and elemental chlorine and is recyclable.
Our primary platform
for reporting is
our online report at www.aga-reports.com
THE
2013
SUITE OF REPORTS INCLUDES:
7086/13

OTHER INFORMATION

ADMINISTRATIVE
INFORMATION
Registered and corporate ofﬁce
76 Jeppe Street, Newtown
Johannesburg, Gauteng 2001
South Africa
PO Box 62117, Marshalltown
Gauteng 2107
South Africa
Telephone:          +27 11 637 6000
Fax: +27 11 637 6624
www.anglogoldashanti.com
Contact person for this report:
Robby Coccioni
Telephone:          +27 11 637 7133
Fax: +27 86 242 8528
E-mail: rcoccioni@anglogoldashanti.com
Sustainability enquiries:
E-mail: sustainabilityreport@anglogoldashanti.com

ANNUAL
INTEGRATED
REPORT
2013
MINERAL
RESOURCE AND
ORE RESERVE
REPORT
2013
NOTICE OF ANNUAL
GENERAL MEETING
AND SUMMARISED
FINANCIAL
INFORMATION
2013
FOR THE YEAR ENDED 31 DECEMBER
ANNUAL
SUSTAINABILITY
REPORT
2013
ANNUAL
FINANCIAL
STATEMENTS
2013
ANNUAL
INTEGRATED
REPORT
•
CEO’s review
•
Financial and operating
performance and outlook
•
Leadership and governance
•
Understanding and
mitigating risks
MINERAL RESOURCE
AND ORE RESERVE
REPORT
•
Measured, Indicated and
Inferred Mineral Resource*
•
Proved and Probable
Ore Reserve*
*
By group, region, country
and operation
ANNUAL
SUSTAINABILITY
REPORT
•    Letter from CEO
• Material sustainability
issues
•    Approach to risk
•    Sustainability performance
•    Panel feedback
ANNUAL
FINANCIAL
STATEMENTS
•
Corporate governance
•
Directors’ report
•
Remuneration report
•
Financial statements –
group and company
NOTICE OF ANNUAL
GENERAL MEETING
AND SUMMARISED
FINANCIAL INFORMATION
•
Notice of annual
general meeting –
timing and resolutions
to be voted on
•
Summarised ﬁnancial
information

WWW.ANGLOGOLDASHANTI.COM
ANNUAL
SUSTAINABILITY
REPORT
2013
Download the full
Annual Sustainability
Report 2013

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 03, 2014
By: /s/ M E SANZ PEREZ
Name:    M E Sanz Perez
Title:      Group General Counsel and Company
               Secretary